voestalpine AG

voestalpine-Straße 3
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com/stahl

Rechtsform: Gesellschaft mit beschränkter Haftung
Sitz: Linz/Austria
FN 78052h beim Landes- als Handelsgericht Linz
DVR 0546658
UID Nr. ATU 36905408

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.

SUPPL

Linz, 2007-11-13

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated November 13, 2007
- Letter of Shareholder, 1st Half 2007/08
- Media information dated November 13, 2007

Sincerely,
voestalpine AG

Fleischer Peter

Peter Fleischer
Head of Investor Relations

dlw 11/21

voestalpine
ONE STEP AHEAD.

Media information

13 November 2007

voestalpine reports most successful mid year

- **Revenue rose by 41 % to more than EUR 4.7 billion.**
- **EBIT (profit from operations increased by 37.1% to EUR 612 million.**
- **Adverse affect of the purchase price allocation for Böhler-Uddeholm.**
- **Operating profit for the fiscal year 2007/08 will be above last years record results.**

During the first half of 2007/08, the voestalpine Group attained new dimensions in sales revenue, operating profit and workforce as a result of the integration of the Special Steel Division (Böhler-Uddeholm Group). At the same time, even without taking the new Division into account, the first half of the current business year was the most successful six-months period in the history of the Group. Thus, voestalpine AG is heading for a new record result for the fourth year in a row in the 2007/08 financial year.

The increase both in revenue and earnings during the first half of 2007/08 was a result of significant gains in all five divisions. The Group's revenue rose by 41% from EUR 3,368.0 million to EUR 4,749.1 million. On the one hand, this is primarily due to the initial consolidation of the Special Steel Division in the second quarter of the financial year, which contributed additional revenues of EUR 907.6 million, thus increasing the previous year's figure (EUR 751.7 million) by 20.7%. On the other hand, the other four divisions also achieved significant increases in their sales revenue, above all the Divisions Automotive (+ 33.6%) and Profilform (+ 28.9%) Divisions. However, the Railway Systems Division (+ 11.2%) and the Steel Division (+ 7.9%) Divisions were able to significantly increase their revenues, too.

Results improved significantly – even excluding the new division

With regard to the operating result, the voestalpine Group was able to considerably improve both EBITDA by 46.5% from EUR 617.4 million to EUR 904.7 million. The operating result (EBIT) was EUR 612.4 million, corresponding an increase of 37.1 % compared to the previous year (EUR 446.5 million). This improvement resulted more or less exclusively from improvements of the previously existing four divisions, as, due to the purchase price allocation, the EBIT of the Special Steel Division is only included in the consolidated financial statement of the voestalpine Group with EUR 2.8 million. Without consideration of this accounting effect, the EBIT of the included quarter of

Böhler-Uddeholm would amount to EUR 122.8 million. This would correspond on the Group's level to an increase in the pro-forma EBIT to EUR 732.4 million. In consequence of the ppa, the EBIT margin of the voestalpine Group in the first half 2007/08 slightly declined from 13.3% to 12.9% (without ppa, however, this corresponds to an increase to 15.4%.)

The most significant improvement in profitability, well above the Group's average, was achieved in the Steel Division. In the first half of the 2007/08 financial year, it achieved an EBIT margin of 19.3% (against 13.8% last year. The EBIT margin of the Division Railway Systems increased from 15.0% to 15.7%, while the margins of the Divisions Automotive (from 4.8% to 4.9%) and Profilform (from 14.1% to 14.0%) remained more or less at previous year's level. Due to the ppa, the Special Steel Division reported an EBIT margin of 0.3%. Without this accounting effect, however, the margin is 13.5% and corresponds to a significant increase as compared to the referring previous year's quarter of the Böhler-Uddeholm Group (12.0%).

Hybrid bond ensures long term growth

As of the beginning of the 2nd quarter of 2007/08, sales and earnings of Böhler-Uddeholm were consolidated for the first time. In the meantime voestalpine AG has also taken an important step to refinance the takeover. In October 2007 a hybrid bond was issued. The volume of this bond is EUR 1 billion, and it has a coupon rate of 7.125%. The hybrid bond taken into account the gearing of 121 percent (per 30 Septemer 2007) is reduced to 72 percent and therefore enables voestalpine group to pursue its long term growth strategy.

As previously reported, during the 1st quarter of the business year, the Railway Systems Division acquired a 49% share of the Dutch company René Prinsen Spoorwagenmaterialien retroactively as of 1 January 2007; this company specializes in products and services for railway infrastructure. In the 1st quarter of the 2007/08 business year, the Automotive Division acquired a majority share of the German automotive supply companies Dancke Stanztechnik GmbH & Co KG and Dancke Werkzeugbau GmbH & Co KG. They are specialists for forming technology and for complex press parts and safety components.

More than half of the workforce outside Austria

As of September 30, 2007, the voestalpine Group had 41,018 employees worldwide in 45 countries. Compared to the previous year (23,374), this corresponds to an increase of 17,644 employees or 75%. This increase is primarily a result of the most recent acquisitions, whereby 15,053 employees) are accounted for by the new Specialty Steel Division. Of all the employees of the voestalpine Group, 19,197 (or 47%) are employed in Austria and 21,821 (corresponding to 53%) are employed at international locations as of the end of the first half of 2007/08.

Favourable outlook

voestalpine Group expects the positive trend seen in the first half of the year to continue in the second half of the 2007/08 business year. The Steel, Specialty Steel, Profilform, and Automotive Divisions will conclude the 2007/08 business year with an operating result that will again be higher than that of the previous year. Because of the scheduled major repairs (in particular of a blast furnace) and a weakening of the boom in the seamless tube segment, the Railway Systems Division will be reporting slightly below last year's result.

For the Group overall, the current business year is trending toward yet another increase in the operating result. In order to avoid misunderstandings, it should be pointed out that the additional improvement of the operating result stemming from the acquisition of the Böhler-Uddeholm Group will be neutralized by at least 30% during the 2007/08 business year by the (already recorded, mandatory) purchase price allocation.

Further enquiries to:
voestalpine AG
Group Communication
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

RECEIVED
2007 NOV 20 P 4: 41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Medieninformation 13. November 2007

voestalpine neuerlich mit Rekordwerten zum 1. Halbjahr 2007/08

- **Umsatzerlöse um 41 % auf 4,75 Mrd. EUR gestiegen.**
- **Operatives Ergebnis (EBIT) um 37,1 % auf 612 Mio. EUR erhöht.**
- **Sondereffekt durch Kaufpreisallokation Böhler-Uddeholm.**
- **Operatives Ergebnis des Geschäftsjahres 2007/08 wird über dem Rekordwert des Vorjahres liegen.**

Der voestalpine-Konzern erreichte im ersten Halbjahr 2007/08 durch die Integration der Division Edelstahl (Böhler-Uddeholm-Gruppe) neue Dimensionen bei Umsatz, Ergebnis und Mitarbeitern. Zugleich stellten die ersten sechs Monate des laufenden Geschäftsjahres auch ohne Berücksichtigung der neuen Division das bisher erfolgreichste Halbjahr der Konzerngeschichte dar. Die voestalpine AG nimmt damit im Geschäftsjahr 2007/08 zum vierten Mal in ununterbrochener Reihenfolge Kurs auf ein Rekordergebnis.

Sowohl die Umsatz- als auch die Ergebnissteigerungen des ersten Halbjahres 2007/08 wurden von starken Zuwächsen in allen fünf Divisionen getragen. Der Konzernumsatz stieg um 41 % von 3.368,0 Mio. EUR auf 4.749,1 Mio. EUR. Dies ist hauptsächlich auf die Erstkonsolidierung der Division Edelstahl ab dem zweiten Quartal des Geschäftsjahres zurückzuführen, die einen Umsatzbeitrag von 907,6 Mio. EUR leistete und ihren Vorjahreswert (751,7 Mio. EUR) damit um 20,7 % erhöhen konnte. Zudem verzeichneten die anderen vier Divisionen ebenfalls erhebliche Umsatzsteigerungen, allen voran die Divisionen Automotive (+ 33,6 %) und Profilform (+ 28,9 %). Aber auch die Divisionen Bahnsysteme (+ 11,2 %) und Stahl (+ 7,9 %) steigerten ihre Umsätze.

Deutliche Ergebniszuwächse - auch ohne Berücksichtigung der neuen Division

In ergebnismäßiger Hinsicht konnte die voestalpine-Gruppe im ersten Halbjahr 2007/08 den EBITDA um 46,5 % von 617,4 Mio. EUR auf 904,7 Mio. EUR verbessern. Das operative Ergebnis (EBIT) des Konzerns betrug 612,4 Mio. EUR. Dies entspricht gegenüber dem Vorjahr (446,5 Mio. EUR) einer Steigerung um 37,1 %, die praktisch ausschließlich aus Ergebnisverbesserungen der bisherigen vier Divisionen resultiert, da das Ergebnis der Division Edelstahl durch die

Kaufpreisallokation (Purchase Price Allocation, PPA) im Konzernabschluss der voestalpine-Gruppe mit lediglich 2,8 Mio. EUR berücksichtigt ist. Ohne die buchtechnischen Effekte der PPA läge das EBIT auf Konzernebene bei 732,4 Mio. EUR. Die EBIT-Marge der voestalpine-Gruppe ging im 1. Halbjahr 2007/08 aufgrund dieses Sondereffektes von 13,3 % auf 12,9 % leicht zurück (ohne Berücksichtigung der PPA errechnet sich hingegen ein Anstieg der EBIT-Marge auf 15,4 %).

Hervorzuheben ist insbesondere die überdurchschnittlich stark gestiegene Profitabilität der Division Stahl. Sie weist nach dem ersten Halbjahr 2007/08 eine EBIT-Marge von 19,3 % auf (Vorjahreswert: 13,8 %). Die EBIT-Marge der Division Bahnsysteme stieg von 15,0 auf 15,7 %, jene der Divisionen Automotive (von 4,8 auf 4,9 %) und Profilform (von 14,1 auf 14,0 %) blieben im Wesentlichen auf dem Vorjahresniveau. Die Division Edelstahl weist aufgrund der PPA eine EBIT-Marge von 0,3 % auf. Ohne Berücksichtigung dieses Effekts beträgt diese 13,5 %, was einem deutlichen Anstieg gegenüber dem Vergleichsquartal der Böhler-Uddeholm-Gruppe im vergangenen Jahr (12,0 %) entspricht.

Hybridanleihe sichert weiteren Wachstumskurs

Mit Beginn des 2. Quartals 2007/08 wurden Umsatz und Ergebnis von Böhler-Uddeholm erstkonsolidiert. Zwischenzeitlich hat die voestalpine AG auch einen wichtigen Schritt am Kapitalmarkt zur Refinanzierung der Übernahme gesetzt: Im Oktober 2007 begab sie eine Hybridanleihe im Umfang von 1 Mrd. EUR und einem Kupon von 7,125 %. Der Verschuldungsgrad (Gearing), der per 30. September bei 121 Prozent des Eigenkapitals liegt, reduziert sich unter Einbeziehung der Hybridanleihe auf 72 Prozent. Damit unterstützt die Hybridanleihe den Finanzierungsspielraum für den weiteren langfristigen Wachstumskurs des Unternehmens.

Die Division Bahnsysteme hat im 1. Quartal des Geschäftsjahres rückwirkend per 1. Jänner 2007 einen 49-%igen Anteil am niederländischen Unternehmen René Prinsen Spoorwagenmaterialien erworben, das auf Produkte und Dienstleistungen für die Bahninfrastruktur spezialisiert ist. Die Division Automotive hat im ersten Quartal des Geschäftsjahres 2007/08 die Mehrheit der Anteile an den deutschen Automobil-Zulieferunternehmen Dancke Stanztechnik GmbH & Co KG und Dancke Werkzeugbau GmbH & Co KG erworben. Es handelt sich dabei um Spezialunternehmen für Umformtechnik sowie für komplexe Pressteile und Sicherheitskomponenten.

Erstmals mehr als die Hälfte der Mitarbeiter im Ausland

Zum 30. September 2007 beschäftigte der voestalpine-Konzern 41.018 Mitarbeiter. Dies entspricht gegenüber dem Vorjahr (23.374) einem Anstieg um 17.644 Beschäftigte beziehungsweise um 75 %. Die Zunahme ist überwiegend auf die jüngsten Akquisitionen zurückzuführen, wobei 15.053 Mitarbeiter auf die neue Division Edelstahl entfallen. Von den Mitarbeitern des voestalpine-Konzerns sind zum 30. September 2007 19.197 (47 %) in Österreich und 21.821 (53 %) an den internationalen Standorten beschäftigt.

Unverändet positiver Ausblick

Für den voestalpine-Konzern zeichnet sich in der zweiten Hälfte des Geschäftsjahres 2007/08 eine Fortsetzung der positiven Entwicklung der ersten Jahreshälfte ab. Vor diesem Hintergrund ist aus heutiger Sicht davon auszugehen, dass die Divisionen Stahl, Edelstahl, Profilform und Automotive das Geschäftsjahr 2007/08 jeweils mit einem gegenüber dem letzten Jahr neuerlich verbesserten Ergebnis abschließen werden. Die Division Bahnsysteme wird aufgrund von planmäßig vorgenommenen Großreparaturen (insbesondere eines Hochofens in Donawitz) und einer Abschwächung des Booms bei Nahtlosrohren etwas unter dem Vorjahresergebnis zu liegen kommen.

Für den Gesamtkonzern zeichnet sich damit im laufenden Geschäftsjahr eine weitere Verbesserung des operativen Ergebnisses ab. Dabei ist zur Vermeidung von Missverständnissen darauf hinzuweisen, dass die aus der Akquisition der Böhler-Uddeholm-Gruppe zuwachsende operative Ergebnisverbesserung um mindestens 30 % im Geschäftsjahr 2007/08 zur Gänze durch die Purchase Price Allocation neutralisiert wird.

voestalpine-Konzern in Zahlen

Mio. EUR	**1H 2006/07**[1] 01.04.– 30.09.2006	**1H 2007/08** 01.04.– 30.09.2007	**Veränderung** in %	**1H 2007/08** (pro forma ohne PPA)
Umsatzerlöse	3.368,0	4.749,1	41,0	4.749,1
EBITDA	617,4	904,7	46,5	950,9
EBITDA-Marge (in %)	18,3	19,1		20,0
EBIT	446,5	612,4	37,1	732,4
EBIT-Marge (in %)	13,3	12,9		15,4
Ergebnis vor Steuern	428,1	556,0	29,9	676,0
Ergebnis der fortgeführten Geschäftsbereiche	322,8	434,4	34,6	521,0
Ergebnis nach Steuern (Jahresüberschuss)	328,8	434,4	32,1	521,0
Ergebnis je Aktie der fortgeführten Geschäftsbereiche (in EUR)	2,01	2,74	36,1	3,3
Investitionen	258,0	3.318,7	1.186,4	
Abschreibungen	170,8	292,4	71,2	219,0
Eigenkapital	2.751,7	3.476,4	26,3	
Nettofinanzverschuldung	335,6	4.220,3	1.157,6	
Nettofinanzverschuldung in % des Eigenkapitals (Gearing)	12,2	121,4	895,4	
Mitarbeiter (ohne Lehrlinge)	23.374	41.018	75,5	
Capital Employed	3.515,8	8.467,4	140,8	

[1] Rückwirkende Anpassung gemäß IFRS 5

Rückfragehinweis

voestalpine AG
Konzernkommunikation
Gerhard Kürner
voestalpine Straße 1
4020 Linz
T. +43/50304/15-2090
gerhard.kuerner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

Letter to Shareholders

1st Half 2007/08



voestalpine

ONE STEP AHEAD.

www.voestalpine.com

Key figures for the voestalpine Group[1]

In millions of euros	1H 2006/07[2] 04/01– 09/30/2006	1H 2007/08 04/01– 09/30/2007	Change in %	1H 2007/08 (pro forma, pre-ppa
Revenue	3,368.0	4,749.1	41.0	4,749.1
EBITDA	617.4	904.7	46.5	950.9
EBITDA margin (in %)	18.3	19.1		20.0
EBIT	446.5	612.4	37.1	732.4
EBIT margin (in %)	13.3	12.9		15.4
Profit before tax	428.1	556.0	29.9	676.0
Profit from continued operations	322.8	434.4	34.6	521.0
Profit for the period (net income)	328.8	434.4	32.1	521.0
Earnings per share from continuing operations (in euros)	2.01	2.74	36.1	3.3
Investments	258.0	3,318.7	1,186.4	
Depreciations	170.8	292.4	71.2	219.0
Equity	2,751.7	3,476.4	26.3	
Net financial debt	335.6	4,220.3	1,157.6	
Net financial debt in % of equity (gearing)	12.2	121.4	895.4	
Employees (not including apprentices)	23,374	41,018	75.5	
Capital Employed	3,515.8	8,467.4	140.8	

[1] Note on the consolidation of Special Steel Division (BÖHLER-UDDEHOLM Group):
The voestalpine Group's interim results for the first six months of the 2007/08 financial year (April 1 to September 30, 2007) are published concurrently with the report of BÖHLER-UDDEHOLM AG, which has been in majoritarian possession of voestalpine AG since Summer 2007, on the first three quarters of the 2007 financial year (January 1 to September 30, 2007). Due to the fact, that the company is still on the stock exchange, this quarterly report was prepared on a stand-alone basis, using existing book values.

The BÖHLER-UDDEHOLM Group is consolidated as the Special Steel division of voestalpine AG from July 1, 2007 (and is thus included in the consolidated financial statements for three months). In the course of the initial consolidation in the financial statements of voestalpine AG, a purchase price allocation was carried out in accordance with IFRS 3. This means that all assets and liabilities of BÖHLER-UDDEHOLM were incorporated in the consolidated financial statements of voestalpine AG at fair value. For items of property, plant and equipment and inventories especially, an independent appraiser determined fair values well in excess of prior book values. Intangible assets were also recognized on accounting for the acquisition, including brands, order books, customer relationships and technologies.

The resulting change in inventories and increased depreciation and amortization on the above-mentioned assets substantially decrease the earnings reported for the Special Steel division in the voestalpine AG consolidated financial statements for the period under review (a significantly smaller impact on earnings, regressively is expected in future years because of the short-lived nature of the effects in question—inventories, orders in hand, etc.). Free cash flow for the Special Steel division is not changed by this accounting effect.

As a result of the purchase price allocation in accordance with IFRS 3, the earnings figures for the Special Steel Division shown in this interim report for the voestalpine Group differ substantially from those published concurrently by the BÖHLER-UDDEHOLM Group. As the purchase price allocation distorts the picture regarding actual developments, the above table also includes pro forma data for the voestalpine Group excluding these accounting effects.

[2] Retrospective adjustment in accordance with IFRS 5

Ladies and Gentlemen,

This interim report on the first six months of voestalpine's 2007/08 financial year looks back on the period of greatest change for the Group since its stock market flotation in fall 1995. With the takeover of the BÖHLER-UDDEHOLM Group now finalized and the new Special Steel division consequently included in the consolidated results, this year will see the voestalpine Group pass the EUR 10 billion revenue mark for the first time. But even more important with a view to our strategy of value-creating growth is the matching increase in Group earnings. That increase in value, which we had expected, has proven true in the meantime. It is, however, not yet visible in the published figures due to the obligatory purchase price allocation (ppa) under IFRS rules on accounting for takeovers. We have done our best to guide you through the accounting complexities relating to the purchase price allocation in this interim report. In parallel, we give pro-forma figures showing the Group's development without the purchase price allocation, and we will continue to do this in forthcoming reports until its effects have finished feeding through.

The most important step in implementing the financing plan for the BÖHLER-UDDEHOLM acquisition has been successfully completed in the last few weeks with a EUR 1 billion hybrid bond issue. We will decide whether to effect a further, smaller-scale industrial bond issue by summer 2008 based on how the money and capital market develop in the medium term.

Excellent progress is being made on work to reap the joint synergies between BÖHLER-UDDEHOLM and voestalpine. The identified volume has now risen past EUR 80 million a year, compared with original expectations of synergies of EUR 65 million. The new target is EUR 100 million annually, to be secured in full by the 2010/11 financial year.

Reference to a new earnings record has become almost a standard element in voestalpine interim reports. We do not quite wish to do without this element this time either—simply as an indication that you can expect the voestalpine Group to continue its track record of healthy growth.

Linz, Austria, November 13, 2007

The Management Board

Wolfgang Eder | Franz Hirschmanner | Josef Mülner

Robert Ottel | Claus Raidl | Wolfgang Spreitzer

Overview of business performance

In the most successful mid-year in the history of the voestalpine Group, the relevant key figures have developed as follows as compared to the first six months of the previous financial year:

- **Revenue** rose by 41% from EUR 3.4 billion to more than EUR 4.7 billion. EUR 908 million of this increase resulted from the first-time consolidation of the Special Steel Division (BÖHLER-UDDEHOLM Group).

- **EBITDA** (profit from operations before depreciation) improved by 46.5% from EUR 617.0 million to EUR 905 million (respectively, without consideration of the purchase price allocation (ppa)[1], to EUR 951 million). In comparison to the previous year, the EBITDA margin rose from 18.3% to 19.1% (this corresponds to 20% pre-ppa).

- **EBIT** (profit from operations) in the first half of the 2007/08 financial year rose by 37.1% from EUR 447 million to EUR 612 million. The slight decline in the **EBIT margin** from 13.3% to 12.9% is exclusively a consequence of an adverse affect of the purchase price allocation, while at the same time revenues grew disproportionately. (Without taking this accounting effect into consideration, the first half of 2007/08 shows an operating result of EUR 732 million with an EBIT margin that has risen to 15.4%.)

- **Profit before tax** (EBT) came to EUR 556.0 million and was thus 29.9% higher than the previous year's figure (EUR 428 million). Before application of the ppa, the EBT, at EUR 676 million, shows an even more significant increase in the first half of 2007/08 by 58%.

- At EUR 434 million (against EUR 323 million in the previous year) **profit for the period**[2] (net income) rose by 34.6% (corresponding to EUR 521.0 million or +61% pre-ppa).

- For the first six months of the 2007/08 financial year, **earnings per share** come to EUR 2.74 EUR (respectively, EUR 3.3 pre-ppa). This represents an increase by 36.3% (64.2%) as compared to the same period of the past financial year (EUR 2.01).

- **Equity** of the voestalpine Group rose by 26.3% from EUR 2,752 million to EUR 3,476 million. At the same time, the **net financial debt** increased from EUR 336 million to EUR 4,220 million, corresponding to an increase in the **gearing ratio** (net financial debt in percent of equity) from 12.2% to 121.4%. This temporary development is exclusively a result of the interim financing of the BÖHLER-UDDEHOLM takeover, respectively of the fact that the hybrid bond with a volume of EUR 1,000 million, intented to partially refinance the acquisition, was issued only in October 2007 and, according to IAS 32, can therefore become effective not until the 3rd quarter of the financial year.

- As of 30 September 2007, the voestalpine Group had 41,018 **employees;** this corresponds to an increase of 75.5% or 17,644 employees and is primarily a result of acquisitions.

- **Crude steel production** of the voestalpine Group reached 3.2 million metric tons in the first half of 2007/08. Of that amount, 2.5 million tons (as in the previous year) were produced at the Linz location, while Donawitz generated about 700,000 tons. The slight decline compared to the total crude steel production achieved in the past financial year (3.3 million metric tons) results from the relining of the blast furnace in Donawitz in the course of summer 2007.

Interim Status Report

Economic environment

In the first half of the 2007/08 financial year, the overall economic situation in the most relevant markets and customer industries of the voestalpine Group continued to develop favorable.

While the good economic situation in Europe remained stable, demand continued to be driven by the dynamics of the overseas markets, with no sings of economic slowdown in the most important customer segments (primarily the premium manufacturers in the automotive industry and the commercial vehicle sector, the railway industry, the energy sector, the building industry and the civil and mechanical engineering).

Toward the end of the period under review, however, increasing uncertainty regarding the development of the global economy became apparent, triggered primarily by the US sub-prime crisis, whose consequences are becoming always more far-reaching, the worsening weakness of the dollar, and the drastic rise in the prices for oil and other raw materials.

[1] In this regard, see explanation on the cover inside.
[2] For continued operations.

Business Performance of the voestalpine Group

During the first half of 2007/08, the voestalpine Group attained new dimensions in sales revenue, earnings* and employees as a result of the integration of the Special Steel Division (BÖHLER-UDDEHOLM Group). At the same time, even without taking the new Division into account, the first half of the current business year was the most successful six-months period in the history of the Group.
Thus, voestalpine AG will be able to increase its operating result in the 2007/08 financial year against the referring comparison period of the preceding year for already the sixth consecutive time and is heading for a new record result for the fourth year in a row.

The increase both in revenue and earnings during the first half of 2007/08 was a result of significant gains in all five divisions. The Group's revenue rose by 41% from EUR 3,368.0 million to EUR 4,749.1 million. On the one hand, this is primarily due to the initial consolidation of the Special Steel Division in the second quarter of the financial year, which contributed additional revenues of EUR 907.6 million, thus increasing the previous year's figure (EUR 751.7 million) by 20.7%. On the other hand, the other four divisions also achieved significant increases in their sales revenue, above all the Divisions Automotive (+33.6%) and Profilform (+28.9%) Divisions. However, the Railway Systems Division (+11.2%) and the Steel Division (+7.9%) Divisions were able to significantly increase their revenues, too.

With regard to the operating result, the voestalpine Group was able to considerably improve both EBITDA by 46.5% from EUR 617.4 million to EUR 904.7 million (EUR 950.9 million before ppa*, respectively). The operating result (EBIT) was EUR 612.4 million, corresponding an increase of 37.1 % compared to the previous year (EUR 446.5 million). This improvement resulted more or less exclusively from improvements of the previously existing four divisions, as, due to the ppa*, the EBIT of the Special Steel Division, as already explained at the beginning of this report, is only included in the consolidated financial statement of the voestalpine Group with EUR 2.8 million. Without consideration of this accounting effect, the EBIT of the included quarter of BÖHLER-UDDEHOLM would amount to EUR 122.8 million. This would correspond on the Group's level to an increase in the proforma EBIT to EUR 732.4 million.

The Steel Division improved its operating result by more than 50%, following significant price increases across all product groups in the first half of 2007/08, thus being able to more than compensate for the adverse affect resulting from raw materials costs that continued to rise.
With EBIT that improved by 36.2%, the Automotive Division increased its earnings significantly, too. This gratifying development is primarily the result of the consolidation of companies acquired in the course of the previous year. With an EBIT that rose by 28%, the Profilform Division also posted an operating result that was distinctly higher than last year's figure. This development was due to a positive earnings trend in all business sectors.
The Railway Systems Division increased its EBIT by 17%, primarily driven by the continuing positive earnings trend for rails and switches (turnout systems).
Due to stable demand at a high level in all customer segments and a steadily high price level, the Special Steel Division has achieved a significant result improvement as compared to the previous year's figure. With

* In this regard, see explanation on the cover inside.

EUR 122.8 million, the EBIT posted by the BÖHLER-UDDEHOLM Group in the third quarter on a stand-alone basis, was 20.6% higher than the result of the previous year (EUR 101.8 million); due to the decreasing effect of the ppa*, however, only EUR 2.8 million are included in the consolidated statement of the voestalpine Group.

In consequence of the ppa*, the EBIT margin of the voestalpine Group in the first half 2007/08 slightly declined from 13.3% to 12.9% (without ppa, however, this corresponds to an increase to 15.4%).
The most significant improvement in profitability, well above the Group's average, was achieved in the Steel Division. In the first half of the 2007/08 financial year, it achieved an EBIT margin of 19.3% (against 13.8% last year), thus claiming result leadership in the European steel sector. In the first half 2007/08, it was also the most profitable division of the voestalpine Group.
The EBIT margin of the Division Railway Systems increased from 15.0% to 15.7%, while the margins of the Divisions Automotive (from 4.8% to 4.9%) and Profilform (from 14.1% to 14.0%) remained more or less at previous year's level. Due to the ppa*, the Special Steel Division reported an EBIT margin of 0.3%. Without this accounting effect, however, the margin is 13.5% and corresponds to a significant increase as compared to the referring previous year's quarter of the BÖHLER-UDDEHOLM Group (12.0%).

In comparison to the first half of 2006/07, the revenues and results of the following companies, acquired in the past financial year, were fully included in the Group's figures: in the Profilform Division the companies ZAO voestalpine Arkada Profil (Russia), Société Automatique de Profilage and Société Profilafroid (both France), in the Automotive Division the German companies Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG, and Dancke Group, as well as Amstutz Levin & Cie. (France); and in the Railway Systems Division the switch manufacturers TENS Spolka z.o.o. (Poland) and Açotrilho (Brazil). As previously indicated, the Special Steel Division's revenue has been fully included since the second quarter of the financial year, its result, however, was only incorporated to a reduced extend due to application of the ppa*.

Steel Division

In millions of euros	H1 2006/07* 04/01–09/30/2006	H1 2007/08 04/01–09/30/2007	Change in %
Revenue	1,774.5	1,914.3	7.9
EBITDA	335.4	470.3	40.2
EBITDA margin (in %)	18.9	24.6	
EBIT	244.1	369.2	51.2
EBIT margin (in %)	13.8	19.3	
Employees (not including apprentices)	9,466	9,650	1.9

* Retrospective adjustment in accordance with IFRS 5

Special Steel Division

In millions of euros	1H 2007/08[1] pro forma (pre-ppa[2]) 07/01 – 09/30/2007	1H 2007/08[1] (after ppa[2]) 07/01 – 09/30/2007
Revenue	907.6	907.6
EBITDA	149.4	103.2
EBITDA margin (in %)	16.5	11.4
EBIT	122.8	2.8
EBIT margin (in %)	13.5	0.3
Employees (not including apprentices)	15,053	15,053

[1] Start of consolidation 1 July 2007, therefore the first half year only includes the months of July, August, and September.
[2] In this regard, see explanation on the cover inside.

Railway Systems Division

In millions of euros	H1 2006/07 04/01 – 09/30/2006	H1 2007/08 04/01 – 09/30/2007	Change in %
Revenue	1,015.4	1,129.1	11.2
EBITDA	194.1	220.5	13.6
EBITDA margin (in %)	19.1	19.5	
EBIT	152.0	177.2	16.6
EBIT margin (in %)	15.0	15.7	
Employees (not including apprentices)	7,046	7,751	10.0

Steel Division

The above-average improvement of revenue and result of the Steel Division compared to the previous year is a result of stable and strong demand from all customer segments and in all product sectors. Against this backdrop, it was possible to realize additional price increases (by an average of 10% compared to the first half of 2006/07 and by 2% compared to the immediately preceding quarter). As a result of new processing plants being put into operation in the spring and high demand, there was a significant rise in supply quantities compared to the same period of the previous year, with all the facilities at the Linz location being fully utilized.

Special Steel Division

The past months have been similarly gratifying for the Special Steel Division, which has been integrated into the financial reporting system of the voestalpine Group since July

Profilform Division

In millions of euros	H1 2006/07 04/01–09/30/2006	H1 2007/08 04/01–09/30/2007	Change in %
Revenue	429.9	554.2	28.9
EBITDA	73.8	90.8	22.9
EBITDA margin (in %)	17.2	16.4	
EBIT	60.5	77.5	28.1
EBIT margin (in %)	14.1	14.0	
Employees (not including apprentices)	3,054	3,383	10.8

and whose revenue and result also achieved new records figures during the financial year thus far.

The positive development resulted from high demand that has remained unabated, a price level that is trending up, and a globally excellent economic situation in all important customer industries. Additionally, the incoming orders and shipments in all four company sectors have been increased considerably compared to the previous year. Hedging against foreign exchange risks has prevented direct adverse effects resulting from the increasingly unfavorable exchange rate of the euro vis-à-vis the US dollar.

Railway Systems Division

The new record result of the Railway Systems Division is primarily a consequence of the market situation that continued to be favorable in all business sectors, as well as demand that is continuing unabated. In the rail and switch technology sector, the trend during the first half of the year was very positive, with regard to both quantities and prices; the decline in orders in Germany was more than compensated by the continuing boom on railway markets outside of Europe. This sector also benefited from the initial positive effects of the switch manufacturing joint venture in China that is currently being established.

In the business sectors of quality wire and seamless tubes, however, the continued excellent level of demand and high utilization was contrasted by significant pressure on prices primarily toward the end of the period under review. This trend that originated from a record price level indicates, however, an end of the overheated market situation of the past few years, primarily in the oil field pipe segment.

Profilform Division

The Profilform Division was again able to markedly increase both its earnings and revenues during the first six months of the current business year; thus, the EBIT margin remained at the same high level as in the previous year. The extremely gratifying business performance is largely attributable to the special tubes and sections segment that recorded demand that was high and stable and driven by the building and commercial vehicle industry; it was also affected by the successful integration of the companies acquired during the past business year in France and Russia.

Automotive Division

In millions of euros	**H1 2006/07*** 04/01 - 09/30/2006	**H1 2007/08** 04/01 - 09/30/2007	**Change** in %
Revenue	377.4	504.1	33.6
EBITDA	39.5	56.1	41.8
EBITDA margin (in %)	10.5	11.1	
EBIT	18.0	24.5	36.2
EBIT margin (in %)	4.8	4.9	
Employees (not including apprentices)	3,428	4,750	38.6

* Retrospective adjustment in accordance with IFRS 5

In the storage technology segment, the market environment, and the business performance were also very favorable and showed a continuing high demand both in Western Europe and in Central and Eastern Europe (including Russia) and in the USA as well. The strong market position, the Division's orientation toward the market internationally, and the good economic environment in the industry have made it possible to implement additional price increases as compared to the first half of the previous business year.

Automotive Division

With an increase in revenue and result by more than a third, which was mainly due to acquisitions, the Automotive Division showed an above-average improvement as compared to the previous year.

The business performance was characterized primarily by a continuing positive trend with stable and high demand in the sectors of laser-welded blanks, precision parts, safety technology, and spare parts.

Overall, the improved development of the division mirrors the consistent steps taken recently to implement optimization and restructuring measures. Currently, the focus of the measures being taken is on the body-in-white segment, where a cost optimization program is now being implemented with support from external consultants; it is set to run until the end of the financial year. Additionally, an in-depth analysis of the division's portfolio is also on-going.

Business transactions with associated companies or persons

The circle of associated companies and persons remained largely unchanged as compared to the last annual financial statement.

Acquisitions

The acquisition of the BÖHLER-UDDEHOLM Group was already detailed in the letter to shareholders for the first quarter. As of the beginning of the second quarter of 2007/08, revenue and result of BÖHLER-UDDEHOLM were consolidated for the first time (the details are explained at the beginning and in the notes of this report.)

The integration of the Special Steel Division into the voestalpine Group also included personnel changes: Dkfm. Dr. Claus J. Raidl, CEO of BÖHLER-UDDEHOLM AG, was appointed to the Management Board of voestalpine AG effective September 27, 2007 responsible for the Management of the Special Steel Division. Concurrently, in an extraordinary Annual General Meeting of BÖHLER-UDDEHOLM AG on 20 September 2007, a comprehensive change in the Supervisory Board was made. The ownership structure after the takeover by voestalpine AG was taken into consideration so that five of the six shareholders' representatives on the Supervisory Board will be members of the voestalpine Management Board. The Supervisory Board is also chaired by a representative of voestalpine AG.

While the integration is progressing briskly within the scope of 15 work groups and numerous concrete projects have already been implemented, voestalpine AG has, in the meantime, taken an important step on the capital market to refinance the takeover. In October 2007, voestalpine AG issued a bond that has an indefinite term and is subordinated, ranking behind debt; the issue size of this hybrid bond is EUR 1 billion, and it has a coupon rate of 7.125%. It offers a first call date after seven years, when voestalpine AG will have an opportunity to redeem the bond or to continue it at a higher but variable interest rate.

The advantage of this kind of bond from the company's vantage point is primarily that due to the indefinite term, it increases equity. Therefore, the hybrid bond broadens the financial leeway available for the Group's further long-term growth.

As previously reported, during the 1st quarter of the business year, the Railway Systems Division acquired a 49% share of the Dutch company René Prinsen Spoorwagenmaterialien retroactively as of 1 January 2007; this company specializes in products and services for railway infrastructure.

In the 1st quarter of the 2007/08 business year, the Automotive Division acquired a majority share of the German automotive supply companies Dancke Stanztechnik GmbH & Co KG and Dancke Werkzeugbau GmbH & Co KG. They are specializing in forming technology and complex press parts and safety components.

Employees

As of September 30, 2007, the voestalpine Group had 41,018 employees worldwide. Compared to the previous year (23,374), this corresponds to an increase of 17,644 employees or 75%. This increase is primarily a result of the most recent acquisitions, whereby 15,053 employees are accounted for by the new Special Steel Division. To a smaller extent, the companies acquired by the Automotive Division (increase by 39% from 3,428 to 4,750 employees) and the Profilform Division (increase by about 11% from 3,054 to 3,383) also contributed to the growth of the number of employees.

The rise in the number of employees in the Railway Systems and Steel Divisions by 10% from 7,046 to 7,751 and by 2% from 9,466 to 9,650 employees respectively was largely the result of the expansion in Linz and Donawitz, the main locations of these divisions, within the scope of the comprehensive investment programs.

Of all the employees of the voestalpine Group, 19,197 (or 47%) are employed in Austria and 21,821 (corresponding to 53%) are employed at international locations.

Investments

During the first six months of the current business year, the expenditures of the voestalpine Group for investments and acquisitions amounted to just under EUR 3,320 million, which corresponds to nearly 12 times the previous year's figure (EUR 258 million).

The main reason for this enormous increase was the acquisition of BÖHLER-UDDEHOLM, and, to a smaller extent, the extensive expansion and modernization programs at all Group locations in Austria, as well as at a number of international locations.

With EUR 153 million, the investments of the Steel Division (after completion of the "Linz 2010" program and in preparation for the subsequent project "L6") remained more or less on the previous year's level (EUR 158 million). The expenses of the Railway Systems Division rose from EUR 68 million to EUR 103 million; after the relining of blast furnace in Donawitz last summer, according to schedule, the investments are currently focused on the construction of an additional power plant block and on the renovation of the entire water management system. In the Profilform and Automotive Divisions, expenses for investments and acquisitions during the first six months of this business year came to EUR 19.4 million and EUR 54.6 million respectively.

During the period under review, the Special Steel Division recorded investments of just around EUR 71 million, primarily resulting from major projects at the locations in Villares (Brazil) and Kapfenberg (Austria), which are nearing completion.

Environment

The focus of the environmental agenda was the granting of the permit as mandated by environmental regulations for the "L6" investment program to be implemented by the Steel Division in Linz within the scope of

an environmental impact assessment, which is the most comprehensive to ever be conducted in Austria. The official notification, which was made in October 2007, makes it possible to begin this project that will encompass an investment volume of about EUR 1 billion in the first stage alone (2008 – 2010).

Furthermore, this summer, the most modern sinter offgas cleaning system was successfully put into operation in Linz. voestalpine was involved in the development of this technology, and this is the first time that it will be used a by steel company. This system will reduce the emissions of the sintering plant by an average of 90%.

The voestalpine Group is also playing a pioneer role in with the new facility, which was started up at the beginning of this business year, that injects plastic pellets into the blast furnace. This replaces fossil fuels by using processed waste plastics. When it is being fully utilized, this system can reduce the CO_2 emissions at the Linz location by about 400.000 metric tons per year.

Additional improvements of the water and air quality have been and continue to be accelerated and realized at the Donawitz location of the Railway Systems Division.

Research and Development

The integration of the BÖHLER-UDDEHOLM Group into the voestalpine Group enables two of the most innovative companies in the industry to bundle their research and development competencies in the future. The voestalpine Group is achieving new dimensions in this sector. The overall budget for R&D in the 2007/08 business year is about EUR 100 million.

Internal activities during the first half of the year focused on the integration of the Specialty Steel Division into the research organization of the voestalpine Group, the development of new joint focal points, and the definition of future collaboration in development. Integration is progressing very successfully in this sector as well and is already being reflected in concrete projects.

The result of the tender for "COMET", the newly initiated program to stimulate research that was launched by the Austrian government and completed in September, deserves mention; it is very gratifying and of substantial significance for the successful long-term development of the R&D activities of the Group. Here, the voestalpine Group is playing a major role in five of eleven awarded "K1" and "K2" projects. The main projects are in the sectors of metallurgical materials development and mechatronics. "COMET" will amount to a total volume of some hundred million euros over the next years.

Outlook

The effects of the US sub-prime crisis, which are not yet fully foreseeable, the accelerating decline of the rate of exchange for the US dollar, the continuing rise of the oil price, doubts regarding a recovery of the US economy in the short term, and a definite escalation of political strife and tension in a num-

ber of geopolitical crisis regions make the sustainability of the positive economic environment both in Europe and in other regions questionable. Even though the producing economy has been unimpressed by these developments, the accumulation of critical indications for 2008 makes it necessary to anticipate more difficult economic circumstances overall.

Apart from these developments, the voestalpine Group is anticipating a continuation of the positive trend seen in the first half of the year in the second half of the 2007/08 business year as well. The primary reason is the specific positioning of all five divisions of the Group. The Steel Division is profiting from its many long-term contracts with high-end customers so that it is largely unaffected by short-term price and quantity fluctuations in the commodity sector. The same applies to the Special Steel Division (BÖHLER-UDDEHOLM Group), where the focus on sophisticated niche products coupled with a strong global market position will prevent any appreciable vulnerability to economic setbacks in the short term.

As the market leader, the Railway Systems Division is profiting from a continuing positive level of demand in the railway infrastructure sector that is expected to extend to 2008. The situation in the Profilform Division is similar, where the high degree of specialization in connection with its strong position, in particular in Europe, will ensure a stable trend for the next months. The situation of the Automotive Division should again improve even further as a result of the consistent continuation of cost and portfolio optimization in connection with the fact that the acquisitions made in 2007 will take full effect.

Against this backdrop, one can assume from today's vantage point that the Steel, Special Steel, Profilform, and Automotive divisions will conclude the 2007/08 business year with an operating result that will again be higher than that of the previous year. Because of the scheduled major repairs (in particular of a blast furnace), the Railway Systems Division will be slightly below last year's result.

For the Group overall, the current business year is trending toward yet another increase in the operating result. In order to avoid misunderstandings, it should be pointed out that the additional improvement of the operating result stemming from the acquisition of the BÖHLER-UDDEHOLM Group will be neutralized by at least 30% during the 2007/08 business year by the (already recorded, mandatory) purchase price allocation.

Investor relations

Price performance of voestalpine share

The upward trend in the voestalpine share price, which has already continued unabated for four years, maintained its course in the first half of the 2007/08 financial year. The increase of 14% (from EUR 53.2 to EUR 60.6) occurred, however, largely in the first quarter. In the subsequent three months, the voestalpine share was drawn into the international stock market unrest provoked by the US real estate crisis, so that the price remained around the EUR 60 mark in the second quarter—but for some isolated swings.

The record dividend of EUR 1.45 per share for the most previous financial year, adopted by the annual shareholders' meeting on July 4, 2007, prompted numerous holders of convertible bonds from the 2005 issue to convert their holdings into voestalpine shares. These transactions were funded by a moderate capital increase, in the amount of about 3.8% of the share capital, and by way of repurchased shares. More than 70% of the convertible bond holders have thus already exercised their conversion rights.

The share repurchase program initiated in October 2006 was continued notwithstanding the takeover of BÖHLER-UDDEHOLM AG. In the period from October 18, 2006 through September 30, 2007, a total of 7.9 million own shares were repurchased, which corresponds to 4.8 % of the share capital of voestalpine AG.

voestalpine share vs. international indices



Changes compared to March 31, 2007 in %
voestalpine
ATX
STOXX Index (Europe)
DJ Industrial Index
125
120
115
110
105
100
95
90
85
April 2007
September 28, 2007

Ownership structure

The shareholder structure of voestalpine AG is currently as follows (indicative; as of June 2007):


6.0%
Germany
43.0%
Austria
2.3%
Rest of world
2.0%
Benelux
10.7%
Employee stock participation program
18.0%
North America
16.0%
Great Britain
2.0%
France

Largest individual shareholders

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15%
Employee stock participation program	10.7%
Oberbank AG	> 5%
AXA Group	> 5%

voestalpine AG is currently being analyzed by the following institutions:
▫ BHF-BANK, Frankfurt ▫ CA IB, Vienna ▫ Cantor Fitzgerald, London ▫ Credit Suisse, London ▫ Deutsche Bank, Vienna/London ▫ Erste Bank, Vienna ▫ Exane BNP Paribas, Paris ▫ Goldman Sachs, London ▫ HSBC, London ▫ JP Morgan, London ▫ Morgan Stanley, London ▫ Nord LB, Frankfurt ▫ Raiffeisen Centrobank, Vienna ▫ Steubing AG, Frankfurt

Share information

Share capital	EUR 298,756,264.42 divided into 164.439.033 non-par shares
	Treasury stock as of September 30, 2007: 4,058,757 shares
Class of shares	Ordinary bearer shares
Securities identification number (WKN)	93750 (Vienna Stock Exchange)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Class of shares

Share price high April 2007 through September 2007	EUR 66.11
Share price low April 2007 through September 2007	EUR 48.40
Share price as of September 30, 2007	EUR 60.60
Market capitalization as of September 30, 2007*	EUR 9,719,044,726

* Basis: total number of shares minus repurchased shares

2006/07 Fiscal Year

Earnings per share	EUR 4.77
Dividend per share	EUR 1.45
Carrying value per share	EUR 18.65

2008 Financial calender

Letter to shareholders on results for first three quarters of 2007/08	February 25, 2008
Annual report 2007/08	June 5, 2008
Annual shareholders' meeting	July 2, 2008
Ex dividend date	July 7, 2008
Dividend payment date	July 14, 2008

Investor Relations

Peter Fleischer, T. +43/50304/15-9949, F. +43/50304/55-5581
InvestorRelations@voestalpine.com, www.voestalpine.com

Notes

The interim consolidated financial statements of voestalpine AG as of September 30, 2007 for the first half of the 2007/08 financial year have been prepared in accordance with International Financial Reporting Standards (IFRS), including IAS 34, 'Interim Financial Reporting'. The accounting policies are unchanged from the annual consolidated financial statements for the 2006/07 financial year. Further information on the basis of preparation is provided in the consolidated financial statements as of March 31, 2007, on which this interim report is based.

The interim consolidated financial statements are presented in millions of euros (the functional currency of the parent company).

Unless otherwise stated, comparative information relates to the first half year of the 2006/07 financial year (balance sheet date: September 30, 2006).

The interim consolidated financial statements have not been audited or reviewed by auditors.

Scope of consolidation/ acquisitions

According to a letter of intent dated March 27, 2007, voestalpine AG acquired all shares in BU Industrieholding GmbH from the latter's shareholders (the 'Fries Group') by way of share purchase and assignment agreements, thereby indirectly acquiring 10,686,340 shares in BÖHLER-UDDEHOLM (20.95% of BÖHLER-UDDEHOLM share capital). The shares in BU Industrieholding GmbH were acquired at a price of EUR 69.00 per share.

On April 26, 2007, voestalpine AG made a voluntary public takeover bid for the remaining shares in BÖHLER-UDDEHOLM AG, at an offer price again of EUR 69.00 per share. On May 19, 2007, voestalpine AG increased its offer to EUR 73.00 per share and extended the acceptance period to June 4, 2007.

By expiration of the three-month extension period for the voluntary public takeover offer on September 6, 2007, voestalpine AG's shareholding in BÖHLER-UDDEHOLM AG had grown to 40,401,130 shares, corresponding to 79.2% of BÖHLER-UDDEHOLM AG's share capital. As of September 30, 2007, voestalpine AG controlled 40,946,489 shares in BÖHLER-UDDEHOLM AG (80.29% of the share capital).

voestalpine AG's voluntary public takeover offer became binding at the end of the first quarter of financial 2007/08. The acquisition date within the meaning of IFRS 3 was therefore determined to be July 1, 2007.

The Automotive division acquired a majority interest in the first quarter of financial year 2007/08 in German suppliers Dancke Stanztechnik GmbH & Co. KG and Dancke Werkzeugbau GmbH & Co. KG.

The scope of the consolidated financial statements consequently changed as follows during the first half year:

	Full consolidation	Proportionate consolidation	Equity method
As of April 1, 2007	**156**	**3**	**12**
Change in consolidation method			
Reincorporated	–1		
Acquisitions	161	1	2
As of September 30, 2007	**316**	**4**	**14**
Of which foreign companies	258	2	6

The acquisitions had the following effects in the consolidated financial statements:

	Recognized value	Fair value adjustments	Carrying amount
Non-current assets	2,220.3	1,162.2	1,058.1
Current assets	2,301.7	165.0	2,136.7
Non-current provisions and liabilities	–1,193.9	–318.8	–875.1
Current provisions and liabilities	–1,027.4		–1,027.4
Net identifiable assets and liabilities	**2,300.7**	**1,008.4**	**1,292.3**
Charge to equity; negative minority interest	–353.0		
Goodwill/negative goodwill	1,075.5		
Costs of acquisition	**3,023.2**		
Cash and cash equivalents acquired	–118.3		
Net cash outflow	**2,904.9**		

In millions of euros

The acquired companies are included in the interim consolidated financial statements as of September 30, 2007 in accordance with IFRS 3 at the fair values of the acquired assets, liabilities and contingent liabilities determined as of the acquisition date, including depreciation and amortization as appropriate. In accordance with IFRS 3, the initial accounting for the acquisition remains provisional.

On first-time inclusion of BÖHLER-UDDEHOLM AG and its subsidiaries, an amount of EUR 1,315.2 million was recognized for previously unrecognized gains (including the benefit from tax depreciation allowances on goodwill) and EUR 1,062.0 million for goodwill. Fair value adjustments made on first-time inclusion of the acquisition in the consolidated financial statements have significantly reduced the earnings contribution from the Special Steel division.

An increase in a majority stake is treated as a transaction between owners. On purchases of shares in BÖHLER-UDDEHOLM after the statutory extension period (ending September 6, 2007), any difference between cost and the proportionate carrying amount of the minority interest concerned is therefore recognized directly in equity. Purchases of minority interests in the Special Steel division and of additional interests in the Automotive division consequently had a (net) negative impact on shareholders' equity of some EUR 62.3 million in the period under review.

A preliminary purchase price allocation effected in the 2006/07 financial year has been adjusted as required within twelve months of the acquisition in the interim consolidated financial statements as of September 30, 2007. The adjustment is not material in amount.

Notes on the balance sheet

As of September 30, 2007, voestalpine AG had a share capital EUR 298,756,323.33 (March 31, 2007: EUR 287,784,423.33) divided into 164,439,033 no-par shares. The share capital was increased by 3.81% on July 4, 2007 by the issuance of 6,039,033 no-par bearer shares to holders of convertible bonds issued in July 2005. The issue was effected under the Management Board's authority to issue new shares on exercise of conversion rights. Convertible bonds with a nominal value of EUR 37.7 million were also serviced with repurchased shares in the Company.

The Company held 4,058,757 shares of treasury stock at the balance sheet date.

The increase in total assets primarily relates to the first-time inclusion of BÖHLER-UDDEHOLM AG and its subsidiaries. Current liabilities to banks significantly increased due to bridge finance taken out for the acquisition of BÖHLER-UDDEHOLM AG.

Notes on the income statement

Most of the increases on the income statement are due to the acquisition and first-time inclusion of BÖHLER-UDDEHOLM AG and its subsidiaries.

Notes on the cash flow statement

The acquisition and first-time inclusion of BÖHLER-UDDEHOLM AG and its subsidiaries results in a significant change in cash flows from investing activities.

Significant events since September 30, 2007

In October 2007, voestalpine AG issued a bond subordinated to all other creditors with a total issue size of EUR 1 billion. The bond has an indefinite term and a 7.125% coupon rate. The Company can defer coupon payments in financial years when it does not pay a dividend. The first call option is after seven years, when voestalpine AG (not bond holders) can either redeem the bond at par or extend it at a higher but variable coupon rate. As it satisfies IFRS criteria to qualify as equity, the hybrid bond will be accounted for as part of shareholders' equity.
The proceeds from the bond issue partly serve to re-finance the BÖHLER-UDDEHOLM acquisition. Short-term bank loans taken out to finance the acquisition have been partly repaid as a result.

On October 30, 2007, the Profilform division announced its entry into the South American market with an acquisition in Brazil. The division has acquired a majority interest in Meincol Distribuidora de Aço Ltda., a specialty manufacturer of high-quality products for the tube and section segment.

At the end of the previous financial year, the Automotive division had announced its intention to sell voestalpine Polynorm Inc. in North America. Effective November 1, 2007, the assets of voestalpine Polynorm Inc. were transferred to the United Kingdom's Caparo Group, which will also take over the workforce and the management.

Statement under section 87 (1) of the Austrian Stock Exchange Act

The Management Board of voestalpine AG hereby declares that, to the best of its knowledge and belief, the half-year financial report presents a true and fair view of the financial position and performance of the entity in accordance with International Financial Reporting Standards (IFRS) as adopted in the EU.

Linz, Austria, November 13, 2007

The Management Board

Wolfgang Eder | Franz Hirschmanner | Josef Mülner

Robert Ottel | Claus Raidl | Wolfgang Spreitzer

voestalpine AG

Financial data 09/30/2007

According to IFRS

Consolidated balance sheet

Assets

	03/31/2007*	09/30/2007
A. Non-Current Assets		
Property, plant and equipment	2,660.8	3,787.6
Goodwill	315.2	1,390.3
Other intangible assets	105.5	869.9
Investments in associates	86.0	89.5
Other financial assets	81.2	127.4
Deferred tax assets	117.3	430.2
	3,366.0	**6,694.9**
B. Current Assets		
Inventories	1,421.7	2,850.7
Trade and other receivables	1,293.8	2,242.4
Other financial assets	389.9	262.4
Cash and cash equivalents	356.1	238.5
	3,461.5	**5,594.0**
Total Assets	**6,827.5**	**12,288.9**

In millions of euros

Equity and liabilities

	03/31/2007*	09/30/2007
A. Equity		
Share capital	287.8	298.8
Capital reserves	442.9	474.5
Retained earnings and other reserves	2,142.3	2,234.8
Equity attributable to equity holders of the parent	**2,873.0**	**3,008.1**
Minority interest	53.3	468.3
	2,926.3	**3,476.4**
B. Non-current liabilities		
Pensions and other employee obligations	566.1	869.0
Provisions	21.0	59.4
Deferred tax liabilities	85.3	419.2
Financial liabilities	739.5	1,104.9
	1,411.9	**2,452.5**
C. Current liabilities		
Provisions	412.2	661.3
Financial liabilities	629.6	3,740.8
Trade and other payables	1,447.5	1,957.9
	2,489.3	**6,360.0**
Total equity and liabilities	**6,827.5**	**12,288.9**

* Retrospective adjustment in accordance with IFRS 3

In millions of euros

Consolidated income statement

	04/01–09/30/2006*	04/01–09/30/2007	07/01–09/30/2006*	07/01–09/30/2007
Revenue	3,368.0	4,749.1	1,659.7	2,788.2
Cost of sales	–2,564.5	–3,572.1	–1,252.5	–2,129.3
Gross profit	**803.5**	**1,177.0**	**407.2**	**658.9**
Other operating income	76.9	122.5	46.0	74.5
Distribution costs	–217.2	–364.9	–107.0	–239.1
Administrative expenses	–141.5	–204.0	–72.7	–122.6
Other operating expenses	–75.2	–118.2	–41.5	–72.5
Profit from operations (EBIT)	**446.5**	**612.4**	**232.0**	**299.2**
Share of profit of associates	7.7	11.1	3.9	5.8
Finance income	25.6	31.7	12.6	18.3
Finance costs	–51.7	–99.2	–22.5	–68.9
Profit before tax (EBT)	**428.1**	**556.0**	**226.0**	**254.4**
Income tax expense	–105.3	–121.6	–53.7	–62.0
Profit for the period from continuing operations	**322.8**	**434.4**	**172.3**	**192.4**
Discontinued operations	6.0	0.0	3.4	–0.1
Profit for the period	**328.8**	**434.4**	**175.7**	**192.3**
Attributable to:				
Equity holders of the parent	324.7	431.3	173.7	191.6
Minority interest	4.1	3.1	2.0	0.7
Basic earnings per share (euros)	**2.01**	**2.74**	–	–
Diluted earnings per share (euros)	**1.87**	**2.63**	–	–

* Retrospective adjustment in accordance with IFRS 5

In millions of euros

Consolidated cash flow statement

	04/01–09/30/2006	04/01–09/30/2007
Operating activities		
Profit for the period	328.8	434.4
Adjustments	180.1	289.8
Changes in working capital	–87.3	–77.0
Cash flows from operating activities	**421.6**	647.2
Cash flows from investing activities	**–339.8**	–3,185.2
Cash flows from financing activities	**–141.6**	2,417.3
Net decrease/increase in cash and cash equivalents	**–59.8**	–120.7
Cash and cash equivalents, beginning of period	513.2	356.1
Net exchange differences	0.8	3.0
Cash and cash equivalents, end of period	**454.2**	238.5

In millions of euros

Changes in equity

	04/01 – 09/30/2006	04/01 – 09/30/2007
Equity at April 1	**2,547.3**	**2,926.3**
Profit for the period	328.8	434.4
Dividends	–125.9	–237.2
Convertible bond		
Increase of capital	0.0	102.8
Own shares	0.0	34.2
Own share acquired/disposed	5.2	–127.1
Purchase of Minority interest	0.0	–62.3
Addition of Minority interest Special Steel Division	0.0	410.9
Currency translation	–6.5	–3.8
Hedge accounting	0.8	–6.9
Stock Options	0.0	6.0
Other changes	2.0	–0.9
Equity at September 30*	**2,751.7**	**3,476.4**

* Incl. minority interest

In millions of euros

Imprint
Owner and media proprietor: voestalpine AG, voestalpine-Strasse 1, 4020 Linz
Senior editor and editorial staff: voestalpine AG, Corporate Communications, Gerhard Kürner
T. +43/50304/15-2090, F. +43/50304/55-8981, presse@voestalpine.com, www.voestalpine.com
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voestalpine AG
voestalpine-Strasse 1
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www.voestalpine.com

voestalpine
ONE STEP AHEAD.

Aktionärsbrief
zum 1. Halbjahr 2007/08



www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

voestalpine-Konzern in Zahlen[1]

Mio. EUR	1H 2006/07[2] 01.04.–30.09.2006	1H 2007/08 01.04.–30.09.2007	Veränderung in %	1H 2007/08 (pro forma ohne PPA)
Umsatzerlöse	3.368,0	4.749,1	41,0	4.749,1
EBITDA	617,4	904,7	46,5	950,9
EBITDA-Marge (in %)	18,3	19,1		20,0
EBIT	446,5	612,4	37,1	732,4
EBIT-Marge (in %)	13,3	12,9		15,4
Ergebnis vor Steuern	428,1	556,0	29,9	676,0
Ergebnis der fortgeführten Geschäftsbereiche	322,8	434,4	34,6	521,0
Ergebnis nach Steuern (Jahresüberschuss)	328,8	434,4	32,1	521,0
Ergebnis je Aktie der fortgeführten Geschäftsbereiche (in EUR)	2,01	2,74	36,1	3,3
Investitionen	258,0	3.318,7	1.186,4	
Abschreibungen	170,8	292,4	71,2	219,0
Eigenkapital	2.751,7	3.476,4	26,3	
Nettofinanzverschuldung	335,6	4.220,3	1.157,6	
Nettofinanzverschuldung in % des Eigenkapitals (Gearing)	12,2	121,4	895,4	
Mitarbeiter (ohne Lehrlinge)	23.374	41.018	75,5	
Capital Employed	3.515,8	8.467,4	140,8	

[1] Erläuterungen zur Konsolidierung der Division Edelstahl (BÖHLER-UDDEHOLM-Gruppe):
Zeitgleich mit der Vorlage des Halbjahresergebnisses der voestalpine-Gruppe über die ersten sechs Monate des Geschäftsjahres 2007/08 (1. April bis 30. September 2007) legt die seit Sommer 2007 mehrheitlich in ihrem Eigentum stehende BÖHLER-UDDEHOLM AG ihren Bericht über die ersten drei Quartale des Geschäftsjahres 2007 (1. Jänner bis 30. September 2007) vor. Dieser Quartalsbericht wurde aufgrund der nach wie vor bestehenden Börsenotierung des Unternehmens auf einer „stand alone"-Basis unter Fortführung der bisherigen Buchwerte erstellt.

Die BÖHLER-UDDEHOLM-Gruppe wird mit 1. Juli 2007 als Division Edelstahl der voestalpine AG (und damit im Konzernabschluss im Umfang von drei Monaten) konsolidiert. Im Zuge dieser Erstkonsolidierung im Konzernabschluss der voestalpine AG wurde entsprechend den Vorschriften von IFRS 3 eine Kaufpreisallokation (Purchase Price Allocation) durchgeführt. Das bedeutet, dass alle Vermögenswerte und Schulden von BÖHLER-UDDEHOLM entsprechend ihrem Verkehrswert in die Konzernbilanz der voestalpine AG aufgenommen wurden. Ein unabhängiger Gutachter stellte dabei insbesondere beim Sachanlage- und Vorratsvermögen beträchtliche Aufwertungserfordernisse fest. Weiters wurden im Rahmen der Erstkonsolidierung immaterielle Vermögensgegenstände wie Marken, Auftragsstand, Kundenbeziehungen und Technologie aktiviert.

Der Umschlag des Vorratsvermögens bzw. die erhöhte Abschreibung auf die genannten Vermögensgegenstände bewirken m vorliegenden Periodenabschluss der voestalpine AG eine wesentliche Minderung des Ergebnisbeitrages, der für die Division Edelstahl ausgewiesen wird. (In den zukünftigen Geschäftsjahren ist hingegen aufgrund des Wegfalls der kurzfristigen Effekte im Bereich der Vorräte und des Auftragsstandes mit einer wesentlich geringeren, über die Jahre degressiven Ergebnisbeeinflussung zu rechnen.) Der freie Cashflow der Division Edelstahl wird durch diesen buchtechnischen Effekt nicht beeinflusst.

Aufgrund dieser Purchase Price Allocation unter Anwendung der Vorschriften von IFRS 3 weicht der im vorliegenden Zwischenfinanzbericht des voestalpine-Konzerns ausgewiesene Ergebnisbeitrag der Division Edelstahl daher vom zeitgleich vorgelegten Ergebnis der BÖHLER-UDDEHOLM-Gruppe erheblich ab. Da die Aussagekraft über die tatsächliche Entwicklung durch Anwendung der Purchase Price Allocation verzerrt wird, werden in der obigen Kennzahlentabelle auch die Pro-forma-Daten der voestalpine-Gruppe ohne Berücksichtigung dieser buchtechnischen Effekte dargestellt.

[2] Rückwirkende Anpassung gemäß IFRS 5

Sehr geehrte Damen und Herren,

mit dem vorliegenden Bericht über die erste Hälfte des Geschäftsjahres 2007/08 blicken wir auf den Zeitraum der stärksten Veränderungen des Konzerns seit dem Börsengang im Herbst 1995 zurück. Die im 2. Quartal dieses Geschäftsjahres endgültig wirksam gewordene Übernahme der BÖHLER-UDDEHOLM-Gruppe und die damit erfolgte erstmalige Konsolidierung der neuen Division Edelstahl lassen den voestalpine-Konzern heuer erstmals die 10-Milliarden Euro-Umsatzgrenze überschreiten. Noch wichtiger im Sinne unserer Strategie des wertsteigernden Wachstums ist allerdings ein entsprechender Zuwachs auch im Ergebnis des Konzerns. Dieser von uns erwartete Wertzuwachs hat sich mittlerweile voll bestätigt. Allerdings ist er in den veröffentlichten Zahlen aufgrund der gemäß den IFRS-Bilanzierungsrichtlinien im Zusammenhang mit Übernahmen zwingend vorzunehmenden „Purchase-Price-Allocation" noch nicht sichtbar. Wir haben im Rahmen dieses Halbjahresberichtes versucht, den komplexen bilanztechnischen Zusammenhang dieser Purchase Price Allocation zu erläutern, werden aber bis zum Auslaufen ihrer Wirkungen zur Erhöhung der Transparenz und zum besseren Verständnis die ziffernmäßige Entwicklung des Konzerns auch parallel auf einer Pro-forma-Basis ohne Purchase Price Allocation darstellen.

In Umsetzung des Finanzierungskonzepts für die BÖHLER-UDDEHOLM-Akquisition ist in den vergangenen Wochen mit der Platzierung einer 1-Milliarden-Euro-Hybrid-Anleihe der wichtigste Schritt bereits erfolgreich abgeschlossen worden. Die Entscheidung über die allfällige Begebung einer weiteren, vom Volumen her kleineren Industrieanleihe wird unter Berücksichtigung der mittelfristigen Entwicklung der Kreditmärkte bis zum Sommer 2008 zu treffen sein.

Sehr erfreulich verlaufen die Arbeiten zur Realisierung der gemeinsamen Synergiepotenziale zwischen BÖHLER-UDDEHOLM und voestalpine. Lag die ursprüngliche Erwartung bei 65 Millionen Euro jährlich, hat sich das Volumen an bereits definierten Synergien zwischenzeitlich auf über 80 Millionen Euro erhöht. Die neue Zielziffer liegt bei 100 Millionen Euro jährlich, die mit dem Geschäftsjahr 2010/11 zur Gänze wirksam werden sollten.

Im Rahmen unserer periodischen Berichterstattung fast schon selbstverständlich geworden ist der Hinweis auf ein neuerliches Rekordergebnis. Dennoch wollten wir auch diesmal nicht ganz darauf verzichten – einfach als Indikation dafür, dass Sie von einer weiter erfreulichen Entwicklung des voestalpine-Konzerns ausgehen dürfen.

Linz, am 13. November 2007

Der Vorstand

Wolfgang Eder	Franz Hirschmanner	Josef Mülner
Robert Ottel	Claus Raidl	Wolfgang Spreitzer

Geschäftsverlauf im Überblick

Im bisher erfolgsreichsten Halbjahr in der Geschichte des voestalpine-Konzerns haben sich die wichtigsten Kennzahlen im Vergleich zu den ersten sechs Monaten des vergangenen Geschäftsjahres wie folgt entwickelt:

- Die **Umsatzerlöse** stiegen um 41 % von 3,4 Mrd. EUR auf über 4,7 Mrd. EUR. Von dieser Steigerung entfielen 908 Mio. EUR auf die Erstkonsolidierung der Division Edelstahl (BÖHLER-UDDEHOLM-Gruppe).

- Das **EBITDA** (Ergebnis der betrieblichen Tätigkeit vor Abschreibungen) verbesserte sich um 46,5 % von 617 Mio. EUR auf 905 Mio. EUR (beziehungsweise ohne Berücksichtigung der Purchase Price Allocation (PPA)[1] auf 951 Mio. EUR). Die **EBITDA-Marge** stieg gegenüber dem Vorjahr von 18,3 % auf 19,1 % (das entspricht 20 % vor PPA).

- Das **EBIT** (Ergebnis der betrieblichen Tätigkeit) erhöhte sich im 1. Halbjahr 2007/08 um 37,1 % von 447 Mio. EUR auf 612 Mio. EUR. Der leichte Rückgang der **EBIT-Marge** von 13,3 % auf 12,9 % resultiert ausschließlich aus den Ergebnisauswirkungen der PPA[1]. (Ohne Berücksichtigung dieses buchtechnischen Effekts errechnet sich für das 1. Halbjahr 2007/08 ein operatives Ergebnis von 732 Mio. EUR und damit eine auf 15,4 % gestiegene EBIT-Marge.)

- Das **Ergebnis vor Steuern** (EBT) lag mit 556 Mio. EUR um 29,9 % über jenem des Vorjahres (428 Mio. EUR). Vor PPA[1] weist das EBT mit 676 Mio. EUR im 1. Halbjahr 2007/08 eine noch signifikantere Steigerung um 58 % auf.

- Mit 434 Mio. EUR (gegenüber 323 Mio. EUR) im Vorjahr erhöhte sich das **Ergebnis nach Steuern**[2] (Jahresüberschuss) um 34,6 %. Der entsprechende Wert vor PPA[1] beträgt 521 Mio. EUR (+61 %).

- Das **Ergebnis je Aktie** beläuft sich für die ersten sechs Monate des Geschäftsjahres 2007/08 auf 2,74 EUR (beziehungsweise 3,3 EUR vor PPA[1]) und liegt damit um 36,3 % (64,2 %) über jenem des entsprechenden Vorjahreszeitraums (2,01 EUR).

- Das **Eigenkapital** des voestalpine-Konzerns erhöhte sich um 26,3 % von 2.752 Mio. EUR auf 3.476 Mio. EUR. Gleichzeitig stieg die **Nettofinanzverschuldung** von 336 Mio. EUR auf 4.220 Mio. EUR, was einer Erhöhung der **Gearing Ratio** (Nettofinanzverschuldung in % des Eigenkapitals) von 12,2 % auf 121,4 % entspricht. Diese vorübergehende Entwicklung ist ausschließlich auf die Zwischenfinanzierung der BÖHLER-UDDEHOLM-Übernahme beziehungsweise den Umstand zurückzuführen, dass die zur teilweisen Refinanzierung der Akquisition emittierte Hybridanleihe im Ausmaß von 1.000 Mio. EUR erst im Oktober 2007 begeben wurde und damit erst im 3. Quartal des Geschäftsjahres gemäß IAS 32 (Eigenkapitalcharakter von derartigen Anleihen) wirksam werden kann.

- Zum 30. September 2007 beschäftigte der voestalpine-Konzern 41.018 **Mitarbeiter**, das entspricht einer – vor allem akquisitionsbedingten – Steigerung um 75,5 % oder 17.644 Beschäftigte.

- Die **Rohstahlproduktion** der voestalpine-Gruppe erreichte im 1. Halbjahr 2007/08 3,2 Mio. Tonnen. Davon entfielen auf den Standort Linz wie im Vorjahr rund 2,5 Mio. Tonnen und auf den Standort Donawitz etwa 700.000 Tonnen. Der Rückgang gegenüber der Vorjahresmenge (3,3 Mio. Tonnen) resultiert aus der im Sommer 2007 vorgenommenen Neuzustellung des Hochofens in Donawitz.

Zwischenlagebericht

Wirtschaftliches Umfeld

Die gesamtwirtschaftliche Entwicklung in den wesentlichsten Märkten und Kundenbranchen der voestalpine-Gruppe stellte sich in der ersten Hälfte des Geschäftsjahres 2007/08 anhaltend positiv dar.

Neben einer stabil guten Konjunktur in Europa war die Nachfrage weiterhin auch von der Dynamik der Überseemärkte getrieben. In den wichtigsten Abnehmersegmenten (allen voran den Premiumherstellern der Automobilindustrie sowie dem Nutzfahrzeugsektor, dem Bahnwesen, der Energiebranche, der Bauindustrie sowie dem Stahl- und Maschinenbau) war nach wie vor keine Abschwächung der guten Branchenkonjunktur festzustellen.

Gegen Ende der Berichtsperiode machte sich allerdings zunehmende Unsicherheit über die weitere globale Konjunkturentwicklung bemerkbar, ausgelöst vor allem durch immer weitreichendere Auswirkungen der US-Subprime-Krise, die sich verschärfende Dollarschwäche und den raschen Preisanstieg bei Öl und anderen Rohstoffen.

[1] Siehe dazu die Erläuterung auf der Umschlaginnenseite.
[2] Für die fortgeführten Geschäftsbereiche.

Geschäftsverlauf des voestalpine-Konzerns

Der voestalpine-Konzern erreichte im 1. Halbjahr 2007/08 durch die Integration der Division Edelstahl (BÖHLER-UDDEHOLM-Gruppe) neue Dimensionen bei Umsatz, Ergebnis* und Mitarbeitern. Zugleich stellten die ersten sechs Monate des laufenden Geschäftsjahres auch ohne Berücksichtigung der neuen Division das bisher erfolgreichste Halbjahr der Konzerngeschichte dar. Die voestalpine AG wird damit im Geschäftsjahr 2007/08 zum bereits sechsten Mal in Folge ihr operatives Ergebnis gegenüber dem jeweiligen Vorjahr verbessern können und nimmt zum vierten Mal in ununterbrochener Reihenfolge Kurs auf ein neues Rekordergebnis.

Sowohl die Umsatz- als auch die Ergebnissteigerungen des 1. Halbjahres 2007/08 wurden von starken Zuwächsen in allen fünf Divisionen getragen. Der Konzernumsatz stieg um 41 % von 3.368,0 Mio. EUR auf 4.749,1 Mio. EUR. Dies ist einerseits hauptsächlich auf die Erstkonsolidierung der Division Edelstahl ab dem zweiten Quartal des Geschäftsjahres zurückzuführen, die einen Umsatzbeitrag von 907,6 Mio. EUR leistete und ihren Vorjahreswert (751,7 Mio. EUR) damit um 20,7 % erhöhen konnte. Zum anderen verzeichneten die anderen vier Divisionen ebenfalls erhebliche Umsatzsteigerungen, allen voran die Divisionen Automotive (+33,6 %) und Profilform (+28,9 %). Aber auch die Divisionen Bahnsysteme (+11,2 %) und Stahl (+7,9 %) steigerten ihre Umsätze deutlich.

In ergebnismäßiger Hinsicht konnte die voestalpine-Gruppe im 1. Halbjahr 2007/08 den EBITDA (um 46,5 % von 617,4 Mio. EUR auf 904,7 Mio. EUR (beziehungsweise 950,9 Mio. EUR vor PPA*) verbessern. Das operative Ergebnis (EBIT) des Konzerns betrug 612,4 Mio. EUR. Dies entspricht gegenüber dem Vorjahr (446,5 Mio. EUR) einer Steigerung um 37,1 %, die praktisch ausschließlich aus Ergebnisverbesserungen der bisherigen vier Divisionen resultiert, da das Ergebnis der Division Edelstahl, wie bereits zu Beginn dargestellt, durch die PPA* im Konzernabschluss der voestalpine-Gruppe mit lediglich 2,8 Mio. EUR berücksichtigt ist. Ohne die buchtechnischen Effekte der PPA läge das EBIT des einbezogenen Quartals von BÖHLER-UDDEHOLM bei 122,8 Mio. EUR, was auf Konzernebene einem Anstieg des Pro-forma-EBIT auf 732,4 Mio. EUR entspricht.

Divisional betrachtet erhöhte die Division Stahl ihr EBIT um mehr als 50 %, nachdem sie in der ersten Hälfte 2007/08 über alle Produktgruppen hinweg durchwegs deutliche Erlössteigerungen erzielen und damit die Ergebnisbelastung aus weiter gestiegenen Rohstoffkosten überkompensieren konnte.

Mit einem um 36,2 % verbesserten EBIT steigerte auch die Division Automotive ihr Ergebnis deutlich. Diese erfreuliche Entwicklung ist in erster Linie auf die Konsolidierung von im Vorjahr akquirierten Unternehmen zurückzuführen. Auch die Division Profilform lag mit einem um 28 % verbesserten EBIT klar über ihrem Vorjahresergebnis, was aus einer guten Erlösentwicklung in allen ihren Geschäftsbereichen resultiert.

Die Division Bahnsysteme erhöhte ihren EBIT um 17 %, vor allem getrieben durch einen weiterhin positiven Erlöstrend bei Schienen und Weichen. Aufgrund stabil guter Nachfrage aus allen Kundensegmenten und einem anhaltend hohen Preisniveau verzeichnete die Division Edelstahl bei ihrem Ergebnis eine deutliche Steigerung gegenüber den Vergleichswerten des Vorjahres. Das Ergebnis von 122,8 Mio. EUR, das die BÖHLER-UDDEHOLM-

* Siehe dazu die Erläuterung auf der Umschlaginnenseite.

Gruppe im 3. Quartal ihres laufenden Geschäftsjahres auf stand-alone-Basis erzielte, liegt um 20,6 % über dem Vorjahreswert (101,8 Mio. EUR), wird jedoch im Konzernabschluss der voestalpine AG, wie bereits dargestellt, aufgrund der ergebnismindernden Effekte der PPA* mit lediglich 2,8 Mio. EUR ausgewiesen.

Die EBIT-Marge der voestalpine-Gruppe ging im 1. Halbjahr 2007/08 PPA-bedingt* von 13,3 % auf 12,9 % leicht zurück (ohne Berücksichtigung der PPA errechnet sich ein Anstieg der EBIT-Marge auf 15,4 %).

Hervorzuheben ist insbesondere die überdurchschnittlich stark gestiegene Profitabilität der Division Stahl. Sie weist nach dem ersten Halbjahr 2007/08 eine EBIT-Marge von 19,3 % (gegenüber zuletzt 13,8 %) aus und unterstreicht damit insgesamt ihren Anspruch auf Ergebnisführerschaft in der europäischen Stahlbranche. Sie war im ersten Halbjahr 2007/08 damit auch der profitabelste Bereich des voestalpine-Konzerns. Die EBIT-Marge der Division Bahnsysteme stieg von 15,0 % auf 15,7 %, jene der Divisionen Automotive (von 4,8 % auf 4,9 %) und Profilform (von 14,1 % auf 14,0 %) blieben im Wesentlichen auf dem Vorjahresniveau. Die Division Edelstahl weist aufgrund der PPA* eine EBIT-Marge von 0,3 % auf. Ohne Berücksichtigung dieser rein buchtechnischen Effekte beträgt sie 13,5 %, was einem deutlichen Anstieg gegenüber dem Vergleichsquartal der BÖHLER-UDDEHOLM-Gruppe im vergangenen Jahr (12,0 %) entspricht.

Im Umsatz und Ergebnis des voestalpine-Konzerns sind im Vergleich zum 1. Halbjahr 2006/07 zur Gänze die Werte der im Vorjahr von der Division Profilform akquirierten Unternehmen ZAO voestalpine Arkada Profil (Russland) sowie Société Automatique de Profilage und Société Profilafroid (beide Frankreich), der in der Division Automotive zugekauften deutschen Gesellschaften Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG und Dancke-Gruppe sowie Amstutz Levin & Cie. (Frankreich) sowie der in der Division Bahnsysteme im Geschäftsjahr 2006/07 erworbenen Weichenbauunternehmen TENS Spolka z.o.o. (Polen) und Açotrilho (Brasilien) enthalten. Die Division Edelstahl ist, wie bereits dargestellt, ab dem 2. Quartal des Geschäftsjahres mit ihrem Umsatzbeitrag zur Gänze, ergebnismäßig allerdings PPA-bedingt* nur in sehr eingeschränktem Umfang berücksichtigt.

Im Einzelnen stellte sich das 1. Halbjahr 2007/08 in den fünf Divisionen des Konzerns wie folgt dar:

Division Stahl

Mio. EUR	1H 2006/07* 01.04.–30.09.2006	1H 2007/08 01.04.–30.09.2007	Veränderung in %
Umsatzerlöse	1.774,5	1.914,3	7,9
EBITDA	335,4	470,3	40,2
EBITDA-Marge (in %)	18,9	24,6	
EBIT	244,1	369,2	51,2
EBIT-Marge (in %)	13,8	19,3	
Mitarbeiter (ohne Lehrlinge)	9.466	9.650	1,9

* Rückwirkende Anpassung gemäß IFRS 5

Division Edelstahl

Mio. EUR	1H 2007/08[1] pro-forma (vor PPA[2]) 01.07.–30.09.2007	1H 2007/08[1] (nach PPA[2]) 01.07.–30.09.2007
Umsatzerlöse	907,6	907,6
EBITDA	149,4	103,2
EBITDA-Marge (in %)	16,5	11,4
EBIT	122,8	2,8
EBIT-Marge (in %)	13,5	0,3
Mitarbeiter (ohne Lehrlinge)	15.053	15.053

[1] Konsolidierungsbeginn 1. Juli 2007, das 1. Halbjahr umfasst daher nur die Monate Juli, August und September.
[2] Siehe dazu die Erläuterung auf der Umschlaginnenseite.

Division Bahnsysteme

Mio. EUR	1H 2006/07 01.04.–30.09.2006	1H 2007/08 01.04.–30.09.2007	Veränderung in %
Umsatzerlöse	1.015,4	1.129,1	11,2
EBITDA	194,1	220,5	13,6
EBITDA-Marge (in %)	19,1	19,5	
EBIT	152,0	177,2	16,6
EBIT-Marge (in %)	15,0	15,7	
Mitarbeiter (ohne Lehrlinge)	7.046	7.751	10,0

Division Stahl

Die überdurchschnittliche Umsatz- und Ergebnisverbesserung der Division Stahl gegenüber dem Vorjahr war auf eine stabil hohe Nachfrage aus allen Kundensegmenten und in sämtlichen Produktbereichen zurückzuführen. Vor diesem Hintergrund konnten auch weitere Preissteigerungen (um durchschnittlich 10 % gegenüber dem 1. Halbjahr 2006/07 und um 2 % gegenüber dem unmittelbar vorangegangenen Vorquartal) erzielt werden. Durch die erfolgreiche Inbetriebnahme neuer Verarbeitungsanlagen im Frühjahr und die hohe Nachfrage ergab sich bei Vollauslastung aller Aggregate am Standort Linz gegenüber der Vergleichsperiode des Vorjahres auch ein deutlicher Anstieg der Liefermengen.

Division Edelstahl

Ähnlich erfreulich verliefen die vergangenen Monate für die seit Juli in das Zahlenwerk des voestalpine-Konzerns integrierte BÖHLER-UDDEHOLM-Gruppe (Division Edelstahl), die im bisherigen Verlauf ihres Geschäftsjahres 2007 ebenfalls neue Rekordwerte bei Umsatz und Ergebnis

Division Profilform

Mio. EUR	1H 2006/07 01.04.-30.09.2006	1H 2007/08 01.04.-30.09.2007	Veränderung in %
Umsatzerlöse	429,9	554.2	28,9
EBITDA	73,8	90.8	22,9
EBITDA-Marge (in %)	17,2	16.4	
EBIT	60,5	77.5	28,1
EBIT-Marge (in %)	14,1	14.0	
Mitarbeiter (ohne Lehrlinge)	3.054	3.383	10,8

erzielen konnte. Die gute Entwicklung resultiert aus ungebrochen hoher Nachfrage, tendenziell steigendem Preisniveau und sehr guter Konjunktur weltweit in allen wichtigen Kundenbranchen. In allen vier Unternehmensbereichen wurden darüber hinaus die Liefermengen und Auftragseingänge im Vergleich zum Vorjahr deutlich gesteigert. Aufgrund der Absicherung gegen Währungsrisiken blieb die zunehmend ungünstigere Parität des Euro gegenüber dem US-Dollar ohne unmittelbare Auswirkungen.

Division Bahnsysteme

Das neuerliche Rekordergebnis der Division Bahnsysteme resultiert im Wesentlichen aus einem anhaltend guten Marktumfeld in allen Geschäftsbereichen mit ungebrochen hoher Nachfrage. In der Schienen- und Weichentechnik entwickelte sich das 1. Halbjahr sowohl in mengenmäßiger als auch in preislicher Hinsicht sehr positiv, wobei Auftragsrückgänge in Deutschland durch den anhaltenden Boom auf außereuropäischen Eisenbahnmärkten mehr als nur ausgeglichen werden konnten. Hinzu kommen erste positive Effekte aus dem im Aufbau befindlichen Weichenbau-Joint Venture in China.

In den Geschäftsbereichen Qualitätsdraht und Nahtlosrohre stand einer weiterhin guten Nachfrage und entsprechend hoher Auslastung allerdings vor allem gegen Ende der Berichtsperiode ein gewisser Preisdruck gegenüber. Diese – allerdings von einem preislichem Rekordniveau ausgehende – Entwicklung deutet vor allem im Segment Ölfeldrohre auf ein Ende der überhitzten Marktsituation der vergangenen Jahre hin.

Division Profilform

Die Division Profilform konnte in den ersten sechs Monaten des laufenden Geschäftsjahres erneut eine deutliche Verbesserung ihres Ergebnisses sowie eine entsprechende Umsatzsteigerung erzielen; die EBIT-Marge blieb damit auf dem hohen Niveau des Vorjahres. Der äußerst erfreuliche Geschäftsverlauf basiert im Bereich der Spezial- und Sonderprofile auf einer stabil hohen Nachfrage in ganz Europa, vor allem getrieben von der Bau- und Nutzfahrzeugindustrie sowie auf der erfolgreichen Integration der im vergangenen Geschäftsjahr akquirierten Unternehmen in Frankreich und Russland. Im Segment Lagertechnik stellten sich Marktumfeld und Geschäfts-

Division Automotive

Mio. EUR	**1H 2006/07*** 01.04.–30.09.2006	**1H 2007/08** 01.04.–30.09.2007	**Veränderung** in %
Umsatzerlöse	377,4	504,1	33,6
EBITDA	39,5	56,1	41,8
EBITDA-Marge (in %)	10,5	11,1	
EBIT	18,0	24,5	36,2
EBIT-Marge (in %)	4,8	4,9	
Mitarbeiter (ohne Lehrlinge)	3.428	4.750	38,6

* Rückwirkende Anpassung gemäß IFRS 5

verlauf mit konstant hoher Nachfrage sowohl in Westeuropa als auch in Zentral- und Osteuropa (einschließlich Russland) und in den USA ebenfalls sehr günstig dar.

Aufgrund der starken Marktposition und der marktnahen internationalen Ausrichtung der Division sowie der guten Branchenkonjunktur konnten gegenüber der ersten Hälfte des vergangenen Geschäftsjahres auch weitere Preiserhöhungen durchgesetzt werden.

Division Automotive

Mit einer hauptsächlich akquisitionsbedingten Umsatz- und Ergebnissteigerung um jeweils mehr als ein Drittel konnte sich die Division Automotive gegenüber dem Vorjahr im Konzernvergleich überdurchschnittlich stark verbessern. Geprägt wurde der Geschäftsverlauf vor allem von einer weiterhin guten Entwicklung mit stabil hoher Nachfrage in den Bereichen lasergeschweißte Platinen, Präzisionsteile, Sicherheitstechnik und Ersatzteile.

Insgesamt spiegelt die weiter verbesserte Entwicklung der Division die konsequenten Optimierungs- und Restrukturierungsschritte der letzten Zeit wider.

Derzeit liegt der Maßnahmenschwerpunkt auf dem Karosseriesegment, in dem bis zum Ende des Geschäftsjahres ein Kostenoptimierungsprogramm unter Einbeziehung externer Berater umgesetzt wird. Darüber hinaus läuft auch eine vertiefende Analyse des Divisionsportfolios.

Geschäftsbeziehungen mit nahestehenden Unternehmen oder Personen

Der Kreis der nahestehenden Unternehmen und Personen blieb gegenüber dem letzten Jahresabschluss im Wesentlichen unverändert.

Akquisitionen

Im Aktionärsbrief zum 1. Quartal wurde bereits ausführlich auf die Akquisition der BÖHLER-UDDEHOLM-Gruppe Bezug genommen. Mit Beginn des 2. Quartals 2007/08 wurden Umsatz und Ergebnis von BÖHLER-UDDEHOLM erstkonsolidiert (die Details dazu sind zu Beginn und im Anhang des vorliegenden Berichts dargestellt.)

Der Integration der Division Edelstahl in den voestalpine-Konzern wurde in personeller Hinsicht dahingehend Rechnung getragen, dass Dkfm. Dr. Claus J. Raidl, Vorstandsvorsitzender der BÖHLER-UDDEHOLM AG, mit Wirkung vom 27. September 2007 zum Vorstandsmitglied der voestalpine AG – verantwortlich für die Leitung der Division Edelstahl – bestellt wurde. Parallel dazu erfolgte in einer außerordentlichen Hauptversammlung der BÖHLER-UDDEHOLM AG am 20. September 2007 eine umfassende Neubesetzung des Aufsichtsrates des Unternehmens. Damit wird der Eigentümerstruktur nach der Übernahme durch die voestalpine AG insofern Rechnung getragen, als diese nunmehr fünf von sechs Kapitalvertretern sowie den Vorsitzenden des Aufsichtsrats stellt.

Während die Integration im Rahmen von 15 Arbeitsgruppen zügig voranschreitet und bereits in einer Vielzahl konkreter Projekte umgesetzt wird, hat die voestalpine AG zwischenzeitlich auch einen wichtigen Schritt am Kapitalmarkt zur Refinanzierung der Übernahme gesetzt: Im Oktober 2007 begab sie eine gegenüber allen sonstigen Gläubigern nachrangige, unbefristete Anleihe („Hybridanleihe") im Umfang von 1 Mrd. EUR und einem Kupon von 7,125 %. Nach sieben Jahren Laufzeit hat die voestalpine AG erstmalig die Möglichkeit zur Tilgung der Anleihe oder der Fortsetzung zu einem höheren, aber variablen Zinssatz. Der Vorteil einer derartigen Anleihe aus Sicht des Unternehmens liegt vor allem darin, dass sie aufgrund ihrer unbefristeten Laufzeit bilanziell eigenkapitalerhöhend wirkt. Damit unterstützt die Hybridanleihe den Finanzierungsspielraum für den weiteren langfristigen Wachstumskurs des Unternehmens.

Wie bereits berichtet, hat die Division Bahnsysteme im 1. Quartal des Geschäftsjahres rückwirkend per 1. Jänner 2007 einen 49 %igen Anteil am niederländischen Unternehmen René Prinsen Spoorwagenmaterialien erworben, das auf Produkte und Dienstleistungen für die Bahninfrastruktur spezialisiert ist.

Die Division Automotive hat im 1. Quartal des Geschäftsjahres 2007/08 die Mehrheit der Anteile an den deutschen Automobil-Zulieferunternehmen Dancke Stanztechnik GmbH & Co KG und Dancke Werkzeugbau GmbH & Co KG erworben. Es handelt sich dabei um Spezialunternehmen für Umformtechnik sowie für komplexe Pressteile und Sicherheitskomponenten.

Mitarbeiter

Zum 30. September 2007 beschäftigte der voestalpine-Konzern 41.018 Mitarbeiter in 45 Ländern. Dies entspricht gegenüber dem

Vorjahr (23.374) einem Anstieg um 17.644 Beschäftigte beziehungsweise um 75 %. Die Zunahme ist weitaus überwiegend auf die jüngsten Akquisitionen zurückzuführen, wobei 15.053 Mitarbeiter auf die neue Division Edelstahl entfallen. In kleinerem Ausmaß tragen die im Vorjahr erworbenen Unternehmen der Division Automotive (Steigerung um rund 39 % von 3.428 auf 4.750 Mitarbeiter) und der Division Profilform (Anstieg um etwa 11 % von 3.054 auf 3.383) zur Erhöhung der Mitarbeiterzahl bei.

Die Zunahme der Beschäftigten in den Divisionen Bahnsysteme (um rund 10 % von 7.046 auf 7.751) und Stahl (um knapp 2 % von 9.466 auf 9.650 Mitarbeiter) ist in erster Linie durch den Ausbau ihrer Hauptstandorte Linz und Donawitz im Zuge umfassender Investitionsprogramme bedingt.

Von den Mitarbeitern des voestalpine-Konzerns sind zum 30. September 2007 19.197 (47 %) in Österreich und 21.821 (53 %) an den internationalen Standorten beschäftigt.

Investitionen

In den ersten sechs Monaten des laufenden Geschäftsjahres belief sich der Investitions- beziehungsweise Akquisitionsaufwand der voestalpine-Gruppe auf knapp 3.320 Mio. EUR, das entspricht gegenüber dem Vergleichszeitraum des Vorjahres (258 Mio. EUR) einem Anstieg um nahezu das Zwölffache.

Hauptgrund für die enorme Zunahme ist die Akquisition von BÖHLER-UDDEHOLM, zu einem geringeren Teil ist sie aber auch durch die sowohl an den österreichischen als auch einer Reihe von internationalen Konzernstandorten realisierten umfangreichen Ausbau- und Modernisierungsprogrammen bedingt.

Die Investitionen der Division Stahl (nach Abschluss des Programms „Linz 2010" und in Vorbereitung des Folgeprojekts „L6") blieben mit 153 Mio. EUR im Wesentlichen auf dem hohen Niveau des Vorjahres (158 Mio. EUR). Die Aufwendungen der Division Bahnsysteme stiegen von 68 Mio. EUR auf 103 Mio. EUR, wobei die Investitionsschwerpunkte nach der planmäßigen Großreparatur Zustellung eines Hochofens am Standort Donawitz im vergangenen Sommer derzeit auf dem Bau eines zusätzlichen Kraftwerksblocks sowie auf der Neuerrichtung der gesamten Wasserwirtschaft liegen. In den Divisionen Profilform und Automotive belief sich der Aufwand für Investitionen und Akquisitionen in den ersten sechs Monaten dieses Geschäftsjahres auf 19,4 Mio. EUR beziehungsweise 54,6 Mio. EUR.

Die Division Edelstahl wies in der Berichtsperiode – hauptsächlich aufgrund von vor dem Abschluss stehenden Großvorhaben an den Standorten Villares (Brasilien) und Kapfenberg (Österreich) – Investitionen von rund 71 Mio. EUR aus.

Umwelt

Im Mittelpunkt der Umweltagenda stand die Erteilung der umweltrechtlichen Genehmigung für das Investitionsprogramm „L6" der Division Stahl in Linz im Zuge der bisher umfangreichsten Umweltverträglich-

keitsprüfung in Österreich. Durch den im Oktober 2007 ergangenen Bescheid kann nun das in zwei Ausbaustufen geplante Projekt, das alleine in der ersten Etappe (2008 bis 2010) ein Investitionsvolumen von rund 1 Mrd. EUR umfassen wird, in Angriff genommen werden.

Darüber hinaus wurde im Sommer die weltweit modernste Abgasreinigungsanlage an der Sinteranlage in Linz erfolgreich in Betrieb genommen. Die entsprechende Technologie wurde von der voestalpine mitentwickelt und kommt erstmals in einem Stahlunternehmen zur Anwendung. Damit werden die Emissionen der Sinteranlage um durchschnittlich rund 90 % reduziert.

Ebenfalls eine Vorreiterrolle nimmt der voestalpine-Konzern mit der zu Beginn des Geschäftsjahres in Betrieb gegangenen Anlage zur Eindüsung von Kunststoffpellets in den Hochofen ein. Damit werden fossile Brennstoffe durch aufbereitete Kunststoffabfälle ersetzt, im Vollbetrieb können auf diese Weise die CO_2-Emissionen am Standort Linz um rund 400.000 Tonnen pro Jahr verringert werden.

Forcierte weitere Verbesserungen der Wasser- und Luftqualität wurden beziehungsweise werden derzeit auch am Standort Donawitz der Division Bahnsysteme realisiert.

Forschung und Entwicklung

Durch die Integration der BÖHLER-UDDEHOLM-Gruppe in den voestalpine-Konzern bündeln zwei der innovativsten Unternehmen ihrer Branche künftig ihre Forschungs- und Entwicklungskompetenzen. Damit erreicht die voestalpine-Gruppe auch in diesem Bereich neue Dimensionen. Das Gesamtbudget für F&E beläuft sich damit schon im Geschäftsjahr 2007/08 auf rund 100 Mio. EUR.

Die Integration der Division Edelstahl in die Forschungsorganisation des Konzerns, die Entwicklung gemeinsamer F&E-Schwerpunkte und die Festlegung der künftigen Entwicklungszusammenarbeit standen im Mittelpunkt der internen Aktivitäten des 1. Halbjahres. Auch in diesem Bereich verläuft die Integration sehr erfolgreich und schlägt sich bereits in konkreten Projekten nieder.

Sehr erfreulich und für die erfolgreiche langfristige Entwicklung der konzernalen F&E von erheblicher Bedeutung ist das Ergebnis der von der österreichischen Bundesregierung im September abgeschlossenen Ausschreibung für das neu initiierte Forschungsförderprogramm „COMET", dessen Gesamtvolumen über die nächsten Jahre bei mehreren 100 Mio. EUR liegt. Hier ist der voestalpine-Konzern an insgesamt fünf von elf vergebenen „K1"- und „K2"-Projekten maßgeblich beteiligt. Die zentralen Vorhaben liegen in den Bereichen metallurgische Werkstoffentwicklung und Mechatronik.

Ausblick

Die noch nicht endgültig absehbaren Auswirkungen der amerikanischen Subprime-Krise, der sich beschleunigende Verfall des US-Dollar-Kurses, der kontinuierliche Anstieg des Ölpreises, Zweifel an einer kurz-

fristigen Konjunkturerholung in den USA sowie eine deutliche Eskalation der politischen Auseinandersetzungen in einer Reihe von geopolitischen Krisenregionen stellen zunehmend die Nachhaltigkeit des positiven konjunkturellen Umfeldes sowohl in Europa als auch in anderen Regionen in Frage. Auch wenn sich die Realwirtschaft bisher noch weitgehend unbeeindruckt von diesen Entwicklungen zeigt, muss aufgrund der Häufung der kritischen Indizien für das Jahr 2008 mit schwierigeren gesamtwirtschaftlichen Rahmenbedingungen gerechnet werden.

Unabhängig davon zeichnet sich für den voestalpine-Konzern auch in der zweiten Hälfte des Geschäftsjahres 2007/08 eine Fortsetzung der positiven Entwicklung der ersten Jahreshälfte ab. Grund dafür ist in erster Linie die spezifische Positionierung des Konzerns in allen fünf Divisionen. So profitiert die Division Stahl vom hohen Anteil an längerfristigen Verträgen mit Premiumkunden, sie ist damit weitgehend unempfindlich gegenüber kurzfristigen Preis- und Mengenschwankungen im Commodity-Bereich. Gleiches gilt für die Division Edelstahl (BÖHLER-UDDEHOLM-Gruppe), wo die Fokussierung auf anspruchsvolle Nischenprodukte in Verbindung mit einer starken globalen Marktposition zu keiner nennenswerten kurzfristigen Konjunktursensibilität führt.

Die Division Bahnsysteme profitiert als Marktführer von einer auch 2008 anhaltenden, weltweit guten Nachfrage im Bereich Bahninfrastruktur. Ähnlich stellt sich die Lage in der Division Profilform dar, wo der hohe Spezialisierungsgrad in Verbindung mit der starken Positionierung insbesondere in Europa auch in den nächsten Monaten für eine stabile Entwicklung sorgen wird. Die Lage der Division Automotive sollte sich durch eine konsequente Weiterführung der Kosten- und Portfolio-Optimierung in Verbindung mit dem vollen Wirksamwerden der Akquisitionen des Jahres 2007 neuerlich verbessern.

Vor diesem Hintergrund ist aus heutiger Sicht davon auszugehen, dass die Divisionen Stahl, Edelstahl, Profilform und Automotive das Geschäftsjahr 2007/08 jeweils mit einem gegenüber dem letzten Jahr neuerlich verbesserten Ergebnis abschließen werden. Die Division Bahnsysteme wird aufgrund von planmäßig vorgenommenen Großreparaturen (insbesondere eines Hochofens) und einer Abschwächung des Booms bei Nahtlosrohren etwas unter dem Vorjahresergebnis zu liegen kommen.

Für den Gesamtkonzern zeichnet sich damit im laufenden Geschäftsjahr eine weitere Verbesserung des operativen Ergebnisses ab. Zur Vermeidung von Missverständnissen ist darauf hinzuweisen, dass die aus der Akquisition der BÖHLER-UDDEHOLM-Gruppe zuwachsende operative Ergebnisverbesserung um mindestens 30 % im Geschäftsjahr 2007/08 zur Gänze durch die (bereits umfassend dargestellte, zwingende) Purchase Price Allocation (PPA) neutralisiert wird.

Investor Relations

Kursverlauf der voestalpine-Aktie

Die nun bereits seit vier Jahren ungebrochene Aufwärtsentwicklung des Kurses der voestalpine-Aktie setzte sich auch in den ersten sechs Monaten des Geschäftsjahres 2007/08 fort. Die Wertsteigerung um 14 % (von 53,2 EUR auf 60,6 EUR) erfolgte allerdings im Wesentlichen bereits im 1. Quartal des Geschäftsjahres. In den darauf folgenden drei Monaten geriet auch die voestalpine-Aktie in den Sog der internationalen Börseturbulenzen, ausgelöst durch die US-Immobilienkrise, sodass sich der Kurs im 2. Quartal insgesamt – abgesehen von einzelnen vorübergehenden Ausschlägen – rund um die 60-EUR-Marke bewegte.

Die in der Hauptversammlung am 4. Juli 2007 beschlossene Rekorddividende für das vergangene Geschäftsjahr in Höhe von 1,45 EUR je Aktie stellte für zahlreiche Inhaber der im Jahr 2005 begebenen Wandelschuldverschreibung ein Signal dar, in voestalpine-Aktien zu wandeln. Diese Transaktionen wurden mit einer geringfügigen Kapitalerhöhung im Ausmaß von rund 3,8 % des Grundkapitals sowie durch rückgekaufte Aktien bedient. Damit haben bereits mehr als 70 % der Inhaber der Wandelschuldverschreibung von ihrem Wandlungsrecht Gebrauch gemacht.

Der seit Oktober 2006 laufende Aktienrückkauf wurde ungeachtet der Übernahme der BÖHLER-UDDEHOLM AG fortgesetzt. Insgesamt wurden im Zeitraum vom 18. Oktober 2006 bis 30. September 2007 7,9 Mio. Stück eigene Aktien rückgekauft, das entspricht einem Anteil von 4,8 % am Grundkapital der voestalpine AG.

voestalpine-Aktie vs. internationale Indizes


Veränderungen gegenüber Ultimo März 2007 in %
voestalpine
ATX
STOXX Index (Europa)
DJ Industrial Index
125
120
115
110
105
100
95
90
85
April 2007
28. September 2007

Eigentümerstruktur

Die Beteiligungsverhältnisse an der voestalpine AG stellen sich wie folgt dar (indikativ: Stand Juni 2007)


6,0 %
Deutschland
43,0 %
Österreich
2,3 %
Übrige Welt
2,0 %
Beneluxstaaten
10,7 %
Mitarbeiterbeteiligung
18,0 %
Nordamerika
16,0 %
Großbritannien
2,0 %
Frankreich

Größte Einzelaktionäre

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15 %
Mitarbeiterbeteiligung	10,7 %
Oberbank AG	> 5 %
AXA Group	> 5 %

Die voestalpine AG wird derzeit von folgenden Instituten analysiert:

▫ BHF-BANK, Frankfurt ▫ CA IB, Wien ▫ Cantor Fitzgerald, London ▫ Credit Suisse, London ▫ Deutsche Bank, Wien/London ▫ Erste Bank, Wien ▫ Exane BNP Paribas, Paris ▫ Goldman Sachs, London ▫ HSBC, London ▫ JP Morgan, London ▫ Morgan Stanley, London ▫ Nord LB, Frankfurt ▫ Raiffeisen Centrobank, Wien ▫ Steubing AG, Frankfurt

Informationen zur Aktie

Aktiennominale	298.756.264,42 EUR zerlegt in 164.439.033 Stückaktien
	Stand der Aktien im Eigenbesitz zum 30. September 2007: 4.058.757 Stk.
Aktiengattung	Stammaktien lautend auf Inhaber
Wertpapierkennnummer	93750 (Börse Wien)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Aktiengattung

Börsenhöchstkurs April 2007 bis September 2007	66,11 EUR
Börsentiefstkurs April 2007 bis September 2007	48,40 EUR
Kurs zum 30. September 2007	60,60 EUR
Börsenkapitalisierung zum 30. September 2007*	9.719.044.726 EUR

* Basis: Gesamtaktienanzahl abzüglich rückgekaufter Aktien.

Geschäftsjahr 2006/07

Gewinn/Aktie	4,77 EUR
Dividende/Aktie	1,45 EUR
Buchwert/Aktie	18,65 EUR

Terminvorschau 2008

Bericht über die ersten drei Quartale 2007/08	25. Februar 2008
Bericht über das Geschäftsjahr 2007/08	5. Juni 2008
Hauptversammlung	2. Juli 2008
Ex-Dividenden-Tag	7. Juli 2008
Dividenden-Zahltag	14. Juli 2008

Investor Relations

Peter Fleischer, T. +43/50304/15-9949, F. +43/50304/55-5581
InvestorRelations@voestalpine.com, www.voestalpine.com

Erläuternde Anhangangaben

Der Konzernzwischenabschluss zum 30. September 2007 für das 1. Halbjahr des Geschäftsjahres 2007/08 der voestalpine AG wurde nach den Bestimmungen der International Financial Reporting Standards (IFRS), insbesondere des IAS 34 – Interim Financial Reporting, erstellt. Die für den Konzernabschluss des Geschäftsjahres 2006/07 geltenden Bilanzierungs- und Bewertungsgrundsätze wurden unverändert fortgeführt. Für weitere Fragen betreffend die verwendeten Aufstellungsgrundsätze wird auf den Konzernabschluss zum 31. März 2007 verwiesen, welcher die Basis für diesen Zwischenabschluss darstellt.

Der Konzernzwischenabschluss ist in Millionen Euro (= funktionale Währung des Mutterunternehmens) aufgestellt. Die vergleichenden Angaben beziehen sich, sofern nicht anders angegeben, auf das 1. Halbjahr des Geschäftsjahres 2006/07 (Stichtag: 30. September 2006).

Der vorliegende Konzernzwischenabschluss wurde weder einer ordentlichen Abschlussprüfung noch einer prüferischen Durchsicht durch einen Wirtschaftsprüfer unterzogen.

Konsolidierungskreis/ Unternehmenserwerbe

Entsprechend einer Grundsatzeinigung vom 27. März 2007 hat die voestalpine AG durch Abschluss von Anteilskauf- und Abtretungsverträgen sämtliche Anteile an der BU Industrieholding GmbH und damit mittelbar 10.686.340 BÖHLER-UDDEHOLM-Aktien, das sind 20,95 % des Grundkapitals von BÖHLER-UDDEHOLM, von den Gesellschaftern der BU Industrieholding GmbH („Fries-Gruppe") erworben. Der Erwerb der Geschäftsanteile der BU Industrieholding GmbH erfolgte zu einem Preis von 69,00 EUR je Aktie.

Am 26. April 2007 legte die voestalpine AG ein freiwilliges öffentliches Übernahmeangebot für die übrigen Aktien der BÖHLER-UDDEHOLM AG zu einem Preis von ebenfalls 69,00 EUR je Aktie. Am 19. Mai 2007 hat die voestalpine AG das Angebot auf 73,00 EUR je Aktie erhöht und die Annahmefrist bis 4. Juni 2007 verlängert.

Die Beteiligung der voestalpine AG an der BÖHLER-UDDEHOLM AG hat sich mit dem Ende der dreimonatigen Nachfrist des freiwilligen öffentlichen Übernahmeangebots am 6. September 2007 auf 40.401.130 Stück Aktien erhöht, die einem Anteil von 79,2 % am Grundkapital der BÖHLER-UDDEHOLM AG entsprechen. Per 30. September 2007 verfügte die voestalpine AG über 40.946.489 Stück Aktien (80,29 % des Grundkapitals) der BÖHLER-UDDEHOLM AG.

Das freiwillige öffentliche Übernahmeangebot der voestalpine AG wurde zum Ende des 1. Quartals 2007/08 verbindlich. Als Erwerbszeitpunkt im Sinne des IFRS 3 wurde daher der 1. Juli 2007 festgelegt.

Die Division Automotive hat im ersten Quartal des Geschäftsjahres 2007/08 die Mehrheit der Anteile an dem deutschen Zulieferunternehmen Dancke Stanztechnik GmbH&Co KG und Dancke Werkzeugbau GmbH & Co KG erworben.

Der Konsolidierungskreis hat sich daher im 1. Halbjahr wie folgt entwickelt:

	Voll-konsolidierung	Quoten-konsolidierung	Equity-Methode
Stand am 01.04.2007	**156**	**3**	**12**
Änderung der Konsolidierungsmethode			
Umgründungen	–1		
Zugänge	161	1	2
Stand am 30.09.2007	**316**	**4**	**14**
davon ausländische Gesellschaften	258	2	6

Die Unternehmenserwerbe haben folgende Auswirkungen auf den Konzernabschluss:

	Angesetzte Werte	Anpassungen	Buchwerte
Langfristiges Vermögen	2.220,3	1.162,2	1.058,1
Kurzfristiges Vermögen	2.301,7	165,0	2.136,7
Langfristige Rückstellungen und Verbindlichkeiten	–1.193,9	–318,8	–875,1
Kurzfristige Rückstellungen und Verbindlichkeiten	–1.027,4		–1.027,4
Nettovermögen	**2.300,7**	**1.008,4**	**1.292,3**
Eigenkapitalverrechnung/ Negative Minderheitsanteile	–353,0		
Firmenwerte/Badwill	1.075,5		
Anschaffungskosten	**3.023,2**		
Erworbene Zahlungsmittel und Zahlungsmitteläquivalente	–118,3		
Nettozahlungsmittelabfluss	**2.904,9**		

Mio. EUR

Die Einbeziehung der akquirierten Gesellschaften in den Konzernzwischenabschluss zum 30. September 2007 erfolgt unter Fortführung der gem. IFRS 3 zum Akquisitionsstichtag ermittelten beizulegenden Zeitwerte der erworbenen Vermögenswerte, Schulden und Eventualschulden unter Berücksichtigung der entsprechenden Abschreibungen. Die Ergebnisse der durchgeführten Kaufpreisallokationen sind im Einklang mit IFRS 3 als vorläufig zu erachten.

Im Rahmen der Erstkonsolidierung der BÖHLER-UDDEHOLM AG und ihrer Tochtergesellschaften wurden stille Reserven iHv 1.315,2 Mio. EUR (inkl. Vermögensvorteil aus der steuerlichen Firmenwertabschreibung) aufgedeckt und ein Firmenwert von 1.062,0 Mio. EUR aktiviert. Aufgrund der Fair Value-Anpassungen im Rahmen der Erstkonsolidierung wird der Ergebnisbeitrag der Division Edelstahl wesentlich beeinträchtigt.

Die Aufstockung von Mehrheitsbeteiligungen wird als Transaktion zwischen Eigentümern behandelt. Bei Aktienerwerben von BÖHLER-UDDEHOLM nach dem Ende der gesetzlichen Nachfrist (6. September 2007) wird daher die Differenz zwischen den Anschaffungskosten und dem anteiligen Buchwert der Minderheitsanteile direkt im Eigenkapital erfasst. Durch den Erwerb von Minderheitsanteilen an der Division Edelstahl sowie durch Anteilszukäufe in der Division Automotive wurde das Eigenkapital (netto) somit während der Berichtsperiode mit rund 62,3 Mio. EUR negativ beeinflusst.

Im Halbjahresabschluss zum 30. September 2007 wurde eine im Geschäftsjahr 2006/07 vorläufig vorgenommene Kaufpreisallokation innerhalb der vorgeschriebenen Zwölfmonatsfrist ab dem Akquisitionsdatum angepasst. Diese Anpassung ist unwesentlich.

Erläuterung der Bilanz

Das Grundkapital der voestalpine AG betrug zum 30. September 2007 298.756.323,33 EUR (31. März 2007: 287.784.423,33 EUR) und war in 164.439.033 Stück Aktien zerlegt. Durch die Ausgabe von 6.039.033 auf den Inhaber lautende Stückaktien an Gläubiger der im Juli 2005 begebenen Wandelanleihe wurde das Grundkapital mit 4. Juli 2007 um 3,81 % erhöht (bedingte Kapitalerhöhung). Darüber hinaus wurden in der Berichtsperiode Wandelanleihen mit einer Nominale von 37,7 Mio. EUR mit zurückgekauften eigenen Aktien bedient. Zum Stichtag hielt die Gesellschaft 4.058.757 Stück eigene Aktien.

Der Anstieg der Bilanzsumme erklärt sich im Wesentlichen aus der erstmaligen Konsolidierung der BÖHLER-UDDEHOLM AG und ihrer Tochtergesellschaften. Die kurzfristigen Bankschulden sind aufgrund der Aufnahme einer Überbrückungsfinanzierung für die Akquisition BÖHLER-UDDEHOLM signifikant angestiegen.

Erläuterung der Gewinn- und Verlustrechnung

Der Anstieg der GuV-Positionen erklärt sich zum Großteil aus der Akquisition und erstmaligen Konsolidierung der BÖHLER-UDDEHOLM AG und ihrer Tochtergesellschaften.

Erläuterung der Kapitalflussrechnung

Die Akquisition und erstmalige Konsolidierung der BÖHLER-UDDEHOLM AG und aller ihrer Töchter führt zu einer signifikanten Änderung des „Cashflows aus der Investitionstätigkeit".

Wichtige Ereignisse nach dem 30. September 2007

Die voestalpine AG hat im Oktober 2007 eine gegenüber allen sonstigen Gläubigern nachrangige, unbefristete Anleihe im Umfang von 1 Mrd. EUR mit einem Kupon von 7,125 % begeben, welcher bei Entfall der Dividende auch ausgesetzt werden kann. Nach sieben Jahren Laufzeit hat die voestalpine AG, nicht aber die Gläubiger, erstmalig die Möglichkeit zur Tilgung der Anleihe oder der Fortsetzung zu einem höheren, aber variablen Zinssatz. Da dieses Instrument die IFRS-Kriterien von Eigenkapital erfüllt, wird die Hybridanleihe als Teil des Eigenkapitals ausgewiesen werden.

Der Erlös der Anleihe dient der teilweisen Refinanzierung der BÖHLER-UDDEHOLM-Übernahme. Die zum Zweck der Finanzierung aufgenommenen kurzfristigen Bankkredite werden damit zum Teil getilgt.

Am 30. Oktober 2007 gab die Division Profilform mit einer Akquisition in Brasilien den Einstieg in den südamerikanischen Markt bekannt. Sie übernimmt mehrheitlich das Unternehmen Meincol Distribuidora de Aco Ltda., das auf die Herstellung hochwertiger Erzeugnisse für den Rohr- und Profilbereich spezialisiert ist.

Bereits gegen Ende des vergangenen Geschäftsjahres hat die Division Automotive die Verkaufsabsicht für ihre nordamerikanische Gesellschaft voestalpine Polynorm Inc. bekannt gegeben. Mit Wirkung vom 1. November 2007 werden die Assets von voestalpine Polynorm Inc. an die britische Caparo-Gruppe übertragen, die darüber hinaus auch die Belegschaft und das Management übernehmen wird.

Erklärung gemäß § 87 (1) Börsegesetz

Nach bestem Wissen erklärt der Vorstand der voestalpine AG hiermit, dass der Halbjahresfinanzbericht ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Konzerns in Übereinstimmung mit den International Financial Reporting Standards (IFRS), wie sie derzeit in der EU anzuwenden sind, vermittelt.

Linz, 13. November 2007

Der Vorstand

Wolfgang Eder | Franz Hirschmanner | Josef Mülner

Robert Ottel | Claus Raidl | Wolfgang Spreitzer

voestalpine AG

Finanzdaten zum 30.09.2007

Nach International Financial Reporting Standards (IFRS)

Konzernbilanz

Aktiva

	31.03.2007*	30.09.2007
A. Langfristige Vermögenswerte		
Sachanlagen	2.660,8	3.787,6
Firmenwert	315,2	1.390,3
Andere immaterielle Vermögenswerte	105,5	869,9
Anteile an assoziierten Unternehmen	86,0	89,5
Andere Finanzanlagen	81,2	127,4
Latente Steuern	117,3	430,2
	3.366,0	**6.694,9**
B. Kurzfristige Vermögenswerte		
Vorräte	1.421,7	2.850,7
Forderungen aus Lieferungen und Leistungen und sonstige Forderungen	1.293,8	2.242,4
Andere Finanzanlagen	389,9	262,4
Zahlungsmittel und Zahlungsmitteläquivalente	356,1	238,5
	3.461,5	**5.594,0**
Summe Aktiva	**6.827,5**	**12.288,9**

Mio. EUR

Passiva

	31.03.2007*	30.09.2007
A. Eigenkapital		
Grundkapital	287,8	298,8
Kapitalrücklagen	442,9	474,5
Gewinnrücklagen und andere Rücklagen	2.142,3	2.234,8
Eigenkapital der Anteilseigner des Mutterunternehmens	**2.873,0**	**3.008,1**
Minderheitsanteile am Eigenkapital	53,3	468,3
	2.926,3	**3.476,4**
B. Langfristige Rückstellungen und Verbindlichkeiten		
Pensionen und andere Arbeitnehmerverpflichtungen	566,1	869,0
Rückstellungen	21,0	59,4
Latente Steuern	85,3	419,2
Finanzverbindlichkeiten	739,5	1.104,9
	1.411,9	**2.452,5**
C. Kurzfristige Rückstellungen und Verbindlichkeiten		
Rückstellungen	412,2	661,3
Finanzverbindlichkeiten	629,6	3.740,8
Verbindlichkeiten aus Lieferungen und Leistungen und sonstige Verbindlichkeiten	1.447,5	1.957,9
	2.489,3	**6.360,0**
Summe Passiva	**6.827,5**	**12.288,9**

* Rückwirkende Anpassung gemäß IFRS 3

Mio. EUR

Konzern-Gewinn- und Verlustrechnung

	01.04.–30.09.2006*	01.04.–30.09.2007	01.07.–30.09.2006*	01.07.–30.09.2007
Umsatzerlöse	3.368,0	4.749,1	1.659,7	2.788,2
Umsatzkosten	–2.564,5	–3.572,1	–1.252,5	–2.129,3
Bruttoergebnis	**803,5**	**1.177,0**	**407,2**	**658,9**
Sonstige betriebliche Erträge	76,9	122,5	46,0	74,5
Vertriebskosten	–217,2	–364,9	–107,0	–239,1
Verwaltungskosten	–141,5	–204,0	–72,7	–122,6
Sonstige betriebliche Aufwendungen	–75,2	–118,2	–41,5	–72,5
Ergebnis der betrieblichen Tätigkeit (EBIT)	**446,5**	**612,4**	**232,0**	**299,2**
Ergebnisse von assoziierten Unternehmen	7,7	11,1	3,9	5,8
Finanzerträge	25,6	31,7	12,6	18,3
Finanzaufwendungen	–51,7	–99,2	–22,5	–68,9
Ergebnis vor Steuern (EBT)	**428,1**	**556,0**	**226,0**	**254,4**
Steuern vom Einkommen und vom Ertrag	–105,3	–121,6	–53,7	–62,0
Ergebnis der fortgeführten Geschäftsbereiche	**322,8**	**434,4**	**172,3**	**192,4**
Ergebnis des aufgegebenen Geschäftsbereichs	6,0	0,0	3,4	–0,1
Ergebnis nach Steuern (Jahresüberschuss)	**328,8**	**434,4**	**175,7**	**192,3**
Zuzurechnen den:				
Anteilseignern des Mutterunternehmens	324,7	431,3	173,7	191,6
Minderheitsgesellschaftern	4,1	3,1	2,0	0,7
Unverwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**2,01**	**2,74**	**–**	**–**
Verwässertes Ergebnis je Aktie der fortgeführten Geschäftsbereiche (EUR)	**1,87**	**2,63**	**–**	**–**

* Rückwirkende Anpassung gemäß IFRS 5

Mio. EUR

Konzern-Kapitalflussrechnung

	01.04.–30.09.2006	01.04.–30.09.2007
Betriebstätigkeit		
Ergebnis nach Steuern	328,8	434,4
Nicht zahlungswirksame Aufwendungen und Erträge	180,1	289,8
Veränderungen des Working Capital	–87,3	–77,0
Cashflow aus der Betriebstätigkeit	**421,6**	**647,2**
Cashflow aus der Investitionstätigkeit	**–339,8**	**–3.185,2**
Cashflow aus der Finanzierungstätigkeit	**–141,6**	**2.417,3**
Verminderung/Erhöhung der Zahlungsmittel und Zahlungsmitteläquivalente	**–59,8**	**–120,7**
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenanfang	513,2	356,1
Veränderungen von Währungsdifferenzen	0,8	3,0
Zahlungsmittel und Zahlungsmitteläquivalente, Periodenende	**454,2**	**238,5**

Mio. EUR

Entwicklung des Konzerneigenkapitals

	01.04.-30.09.2006	01.04.-30.09.2007
Eigenkapital zum 01.04.	**2.547,3**	**2.926,3**
Ergebnis nach Steuern	328,8	434,4
Dividendenausschüttung	-125,9	-237,2
Wandelschuldverschreibung		
Kapitalerhöhung	0,0	102,8
Eigene Aktien	0,0	34,2
Rückkauf/Verkauf von Eigenen Aktien	5,2	-127,1
Zukauf Minderheitenanteile	0,0	-62,3
Zugang Minderheitenanteile Division Edelstahl	0,0	410,9
Währungsumrechnung	-6,5	-3,8
Hedge Accounting	0,8	-6,9
Stock Options	0,0	6,0
Sonstige Veränderungen	2,0	-0,9
Eigenkapital zum 30.09.*	**2.751,7**	**3.476,4**

* Werte inkl. Minderheitenanteile

Mio. EUR

Impressum
Eigentümer und Medieninhaber: voestalpine AG, voestalpine-Straße 1, 4020 Linz
Herausgeber und Redaktion: voestalpine AG, Konzernkommunikation, Gerhard Kürner
T. +43/50304/15-2090, F. +43/50304/55-8981, presse@voestalpine.com, www.voestalpine.com
Gestaltung, Realisierung: Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine-Straße 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com

END

voestalpine
EINEN SCHRITT VORAUS.